

2025 Notice of Annual Meeting & Proxy Statement

May 16, 2025 at 8:30AM CT

Notice of 2025 Annual Meeting of Shareholders

It is my pleasure to invite you to attend APi Group Corporation's 2025 Annual Meeting of Shareholders ("2025 Annual Meeting"). The 2025 Annual Meeting will be held on May 16, 2025, at 8:30 a.m. (Central Time) in virtual-only format conducted via live webcast at www.virtualshareholdermeeting.com/APG2025. You will be able to participate, submit questions and vote your shares electronically. The information for how to attend virtually and vote at the 2025 Annual Meeting is described below. At the 2025 Annual Meeting, you will be asked to:

1. Elect nine directors for a one-year term expiring at the 2026 Annual Meeting of Shareholders;
2. Ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025;
3. Approve, on an advisory basis, the compensation of our named executive officers;
4. Approve the amendment of our certificate of incorporation to increase the number of authorized shares of common stock; and
5. Transact such other business as may properly come before the 2025 Annual Meeting and any adjournment or postponement of the 2025 Annual Meeting.

Only shareholders of record as of the close of business on March 21, 2025, may vote at the 2025 Annual Meeting.

It is important that your shares be represented at the 2025 Annual Meeting, regardless of the number of shares you may hold. *Whether or not you plan to attend, please vote using the Internet, by telephone or by mail, in each case by following the instructions in our proxy statement*. This will not prevent you from voting your shares in person if you are present virtually at the 2025 Annual Meeting.

Louis B. Lambert
Senior Vice President, General Counsel and Secretary
April 4, 2025

We have elected to use the "Notice and Access" method of providing our proxy materials over the Internet. Accordingly, we mailed a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy statement and annual report on or about April 4, 2025.

Our proxy statement and annual report are available online at http://materials.proxyvote.com/00187Y.

APi Group Corporation, 1100 Old Highway 8 NW, New Brighton, MN 55112

Table of Contents

PROXY SUMMARY

Annual Meeting

Date and Time
May 16, 2025
8:30 a.m. (Central Time)

Location
Virtual-only at
www.virtualshareholdermeeting.com/APG2025

Record Date
March 21, 2025

Voting Matters and Board Recommendations

Matter	Board Recommendation	Page
Proposal 1—Election of Directors	FOR each Director Nominee	15
Proposal 2—Ratification of KPMG as Independent Auditor	FOR	45
Proposal 3—Advisory Vote on Executive Compensation	FOR	47
Proposal 4—Increase of Authorized Shares	FOR	48

How to Vote

Before the Meeting			During the Meeting
via the Internet at www.proxyvote.com	**by Mail**	**by Telephone** at 1-800-690-6903	www.virtualshareholdermeeting.com/APG2025

Board of Directors

Name	Director Since	Independent	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Sir Martin E. Franklin, Board Co-Chair	2017	No			
James E. Lillie, Board Co-Chair	2017	Yes			
Ian G.H. Ashken	2019	Yes	✓*		✓
Russell A. Becker	2019	No			
Paula D. Loop	2022	Yes	✓	✓	
Anthony E. Malkin	2019	Yes			✓
Thomas V. Milroy	2017	Yes		✓*	
Cyrus D. Walker	2019	Yes		✓	✓*
Carrie A. Wheeler	2019	Yes	✓		

✓ Member * Chair

Who We Are

We are a global, market-leading **business services provider** of safety and specialty services.

We provide statutorily mandated and other contracted services to a **strong base of long-standing customers across industries**.

We have a winning **leadership culture** driven by an entrepreneurial environment that delivers innovative solutions for our customers.

In our **Safety Services** segment, we protect clients' personnel, properties, and assets with expertly designed and installed fire detection and suppression systems, security and monitoring solutions, and elevators and escalators. We offer comprehensive fire protection, ensuring safety and compliance, with 24/7 maintenance, testing, modernization, and advanced monitoring, ensuring full safety and regulatory compliance. We provide robust protection and seamless operational efficiency for our customers.

In our **Specialty Services** segment, we offer premier regional and national service solutions in infrastructure, energy, telecommunications, complete HVAC, fabrication, and material distribution. Known for best-in-class, self-performing capabilities, we enhance operational efficiency with comprehensive services and tailored solutions. We ensure seamless support across multiple markets, meeting diverse customer needs.

APi's "13/60/80" Shareholder Value Creation Framework

We aspire to be the #1 People-First Company and #1 in Business Performance in our industry.

Building Great Leaders

- The safety, health, and well-being of each of our leaders is our #1 value
- Everyone, everywhere is a leader
- Best-in-class field leaders
- Paying for performance
- Sustainability
- Team engagement

Growing Revenue

- Delivering long-term organic revenue growth above industry average
- Inspection-first go-to-market strategy
- Expanding share with new and existing customers
- Cross-selling our services
- Fully leveraging our global platform


BUILDING
GROWING
GENERATING
EXPANDING
APi GROUP

Generating Free Cash Flow

- Targeting long-term 80% adjusted free cash flow conversion and net leverage ratio of approximately 2.5x
- Asset-light, low capex operating model
- Pursuing accretive M&A and portfolio optimization, and other value enhancing capital allocation options

Expanding Margins

- 13%+ Adjusted EBITDA Margin by 2025
- Improving mix with long-term target of 60%+ of revenue from inspection, service, and monitoring
- Pricing initiatives and disciplined project and customer selection
- Systems, scale, leverage, and operational excellence, including procurement
- Chubb value capture

OUR CENTRAL PREMISE

As Leaders, we recognize that our success happens only when our Branches and Field Leaders are successful. All of our people are foundational to creating value.

Financial Highlights


$6,928
$7,018
+1.3%
2023
2024
NET REVENUE
($ MILLIONS)
$153
$250
+63.4%
2023
2024
NET INCOME
($ MILLIONS)
$782
$893
+14.2%
2023
2024
ADJ. EBITDA[1]
($ MILLIONS)
11.3%
12.7%
+140bps
2023
2024
ADJ. EBITDA MARGIN[1]

[1] Refer to Appendix A for reconciliation of non-GAAP measures to most directly comparable GAAP measures.

2024 Executive Compensation Key Elements

PAY FOR PERFORMANCE

84%
CEO Pay at Risk

73%
Other NEOs Pay at Risk

SHAREHOLDER SUPPORT

98.5%
Say-on-Pay Support

MARKET INFORMED

16
Company Peer Group

STRATEGICALLY ALIGNED

100%
of incentives tied to financial performance

2024 CEO Pay Decisions

BASE PAY

0%
Base increase %

SHORT-TERM INCENTIVES

77.1%
2024 Short-Term Incentives Payout

LONG-TERM INCENTIVES (PSUs)

150%

- **200%:** 2022-2024 3-Year Cumulative Adjusted EBITDA PSU Performance (50% of initial PSU grant)
- **100%:** Target Stock Price PSU Performance (50% of initial PSU grant)

CORPORATE GOVERNANCE

Overview

We are committed to principles of effective corporate governance and to high ethical standards, as well as compliance with all applicable governance standards of the SEC and the NYSE. Highlights of our current governance framework are described below.

✓ Non-classified Board – annual election of all directors	✓ Board oversight of risk management
✓ Independent Lead Director and Committees	✓ Executive Sessions during each Board meeting with non-employee directors in attendance
✓ Separate CEO and Board Co-Chairs	✓ Annual Board and Committee self-evaluations
✓ Majority voting standard for uncontested director elections	✓ Age limit for directors (75)
✓ Code of Conduct applicable to all directors and executive officers	✓ Director and executive officer stock ownership requirements
✓ Clawback policy for performance-based compensation	✓ Open communication encouraged among directors and management

Corporate Governance Guidelines

Our Board has adopted Corporate Governance Guidelines (the "Governance Guidelines"), which set forth our governance principles and policies relating to, among other things:

- director independence;
- director qualifications and responsibilities;
- mandatory retirement age for independent directors at 75;
- Board structure and meetings;
- leadership team succession; and
- the performance evaluation of our Board.

Our Governance Guidelines are available in the Investor Relations section of our website at www.apigroup.com. The Board reviews its Governance Guidelines from time to time to evaluate evolving corporate governance practices and to ensure the guidelines continue to best serve the Company.

Board Composition and Diversity

Our Board brings deep expertise and broad perspectives from a diversity of industry experiences, backgrounds, nationalities, ages and other attributes. Our Board believes that this diversity generates better ideas and perspectives, increases the Board's overall effectiveness, and puts it in a better position to make complex decisions and execute APi Group's long-term strategic objectives. Currently, our Board comprises 22% female, 11% BIPOC (black/indigenous/people of color), and three different nationalities. Our Board is 78% independent.

The Nominating and Corporate Governance Committee considers the Board's overall balance of diversity of perspectives, backgrounds and experiences in areas relevant to the Company's strategy. We view diversity broadly and evaluate a wide range of criteria as we make selections, including, among others, functional areas of experience, educational background, employment experience, and industry-specific experience. When selecting Board nominees, the Nominating and Corporate Governance Committee also assesses other factors it deems

necessary to develop an effective Board, including leadership, integrity, judgment, intelligence, interpersonal skills, and the willingness and ability of the candidate to devote adequate time to Board duties for a sustained period.

We believe our Board has the right mix of diversity and experience to appropriately support the Company's current long-term strategy and to oversee the most important risks to that strategy.

Board Leadership Structure

The Board has not adopted a formal policy regarding the need to separate or combine the offices of Chief Executive Officer ("CEO") and Co-Chairs of the Board. Instead, the Board remains free to make this determination from time to time in a manner that seems most appropriate for the Company. Currently, we separate the positions of our CEO and Co-Chairs of the Board. The CEO is responsible for the day-to-day leadership and performance of the Company, while the Co-Chairs of the Board provide strategic guidance to the CEO and set the agenda for and preside over the Board meetings. We believe that the current separation provides a more effective monitoring and objective evaluation of the CEO's performance. The separation also allows the Co-Chairs of the Board to strengthen the Board's oversight of our performance and governance standards.

Director Independence

The Board has affirmatively determined that each of Messrs. Lillie, Ashken, Milroy, Malkin and Walker and Mses. Loop and Wheeler are "independent" as that term is defined under the applicable rules and regulations of the SEC and the NYSE listing standards, as well as our Governance Guidelines. Mr. Milroy serves as lead independent director. Because Sir Martin controls the entity which receives advisory fees from us, he is not independent under NYSE listing standards. As CEO of the Company, Mr. Becker is also not independent.

Board Role in Risk Oversight

Our full Board has responsibility for overseeing APi's overall approach to risk management and is actively engaged in addressing the most significant risks facing the company. While the Board and its Committees oversee key risk areas, our leadership team is responsible for day-to-day risk management, identification and mitigation, as well as bringing to the Board's attention emerging risks and highlighting the top enterprise risks. We engage in an Enterprise Risk Management ("ERM") process that evaluates risks over the short-term, medium-term and long-term. The ERM process consists of periodic risk assessments performed by various functional leader groups during the year. Our leadership team presents these assessments to the Audit Committee to ensure that the process is sound and complete, oversight is appropriate, and the risks and risk assessments are properly reviewed. The other Committees of the Board consider the risks within their areas of responsibility. The Board satisfies its oversight responsibility through reports by each Committee chair regarding the Committee's considerations and actions (including from the Audit Committee Chair related specifically to the ERM process), as well as through regular reports directly from members of our leadership team responsible for oversight of particular risks within the Company.

Oversight of Sustainability

The Board receives reports on sustainability and corporate responsibility matters across the Company and both collaborates with APi's leadership team and oversees the Company's key ESG priorities and strategies, goal-setting, and external reporting on ESG matters. The leadership team is engaged in executing our sustainability strategy through the Sustainability Committee, whose purpose is to lead on matters of significance to APi and our stakeholders concerning sustainability and other matters of corporate social responsibility. It also assists the Board of Directors in overseeing the impact of these matters on our business, strategies, operations, performance and reputation. The Sustainability Committee members include the

CEO, Chief Financial Officer ("CFO"), General Counsel, and Chief Sustainability Officer and is chaired by the Chief People Officer. It reflects the cross-functional nature of corporate responsibility matters and leverages expertise across our leadership team related to our business and functional expertise.

Oversight of Cybersecurity

Our cybersecurity risk oversight program is designed to identify and mitigate cybersecurity risk for APi on a global basis to limit business interruption and protect our confidential and proprietary information. Our program structure and governance are aligned with industry-standard cybersecurity frameworks. The full Board and our Audit Committee also receive regular reports on cybersecurity matters, including the Company’s incident response process.

Shareholder Engagement

The board is committed to ongoing engagement with our shareholders on executive compensation, corporate governance, and other issues important to our shareholders. These engagements include discussions on, among other things, Company strategy, compensation, governance practices, sustainability and our board of directors. The feedback from these meetings helps inform the Board and leadership team to develop the appropriate strategies for APi.

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics (“Code of Conduct”) supports our culture and establishes the standards of ethical conduct applicable to all our directors, officers, and APi team members. In addition, we have adopted a Code of Ethics for Senior Financial Officers (“Code of Ethics”) applicable to our CEO and senior financial officers. Copies of our Code of Conduct and Code of Ethics are publicly available in the Investor Relations section of our website at www.apigroupinc.com. We will also provide a copy of these documents to shareholders upon request. We maintain an ethics helpline as set forth in our Code of Conduct so that any suspected violation of our Code of Conduct can be reported confidentially, without fear of retaliation. Any waiver of our Code of Conduct with respect to our directors or executive officers may only be approved by our Board or the Audit Committee and will be disclosed on our website, as may be required under applicable SEC and NYSE rules.

Meetings

During 2024, the Board held a total of seven meetings. Each incumbent director attended at least seventy-five percent (75%) of the aggregate of (i) the total number of meetings of the Board during the period for which he or she was a director and (ii) the total number of meetings of all Board committees (the “Committees”) on which he or she served during the period for which he or she was a director. It is the policy of the Board to encourage its members to attend our Annual Meeting of Shareholders. A majority of our Board members attended the 2024 Annual Meeting of Shareholders.

During 2024, our Board generally held executive sessions, or meetings of non-employee directors without members of our leadership team present, as part of regularly scheduled Board, Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee meetings. Our Board Co-Chairs preside over executive sessions of the Board. Messrs. Ashken, Milroy, and Walker generally preside over the executive sessions of the Audit, Compensation, and Nominating and Corporate Governance Committees, respectively.

Board Committees

Our Board has three standing Committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Copies of the committee charters setting forth the responsibilities of the Committees are available in the Investor Relations

section of our website at www.apigroupinc.com, and such information is also available in print to any shareholder who requests it through our Investor Relations department. The Committees will periodically review their respective charters and recommend any needed revisions to the Board. The following is a summary of the composition of each Committee:

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Ian G.H. Ashken*	Paula D. Loop	Ian G.H. Ashken
Paula D. Loop	Thomas V. Milroy*	Anthony E. Malkin
Carrie A. Wheeler	Cyrus D. Walker	Cyrus D. Walker*

* Committee Chair

Audit Committee

Number of Meetings in 2024: Four

Responsibilities. Our Audit Committee operates pursuant to a formal charter that governs the responsibilities of the Audit Committee. Pursuant to the Audit Committee Charter, the Audit Committee is responsible for, among other things:

- overseeing preparation of our financial statements, the financial reporting process and our compliance with legal and regulatory matters;
- appointing and overseeing the work of our independent auditor;
- preapproving all auditing services and permitted non-auditing services to be performed for us by our independent auditor and approving the fees associated with such work;
- approving the scope of the annual audit;
- reviewing interim and year-end financial statements;
- overseeing our internal audit function, reviewing any significant reports to the leadership team arising from such internal audit function and reporting to the Board;
- approving the Audit Committee report required to be included in our annual proxy statement; and
- reviewing and pre-approving all related party transactions.

The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

Independence and Financial Expertise. The Board has reviewed the background, experience and independence of the Audit Committee members and based on this review, has determined that each member of the Audit Committee:

- meets the independence requirements of the NYSE governance listing standards;
- meets the enhanced independence standards for Audit Committee members required by the SEC; and
- is financially literate, knowledgeable and qualified to review financial statements.

In addition, the Board has determined that each of Mr. Ashken, Ms. Loop and Ms. Wheeler qualifies as an "audit committee financial expert" under SEC rules.

Compensation Committee

Number of Meetings in 2024: Three

Responsibilities. Our Compensation Committee operates pursuant to a formal charter that governs the responsibilities of the Compensation Committee. Pursuant to the Compensation Committee Charter, last amended in December 2023, the Compensation Committee is

responsible for, among other things:

- reviewing and approving corporate goals and objectives with respect to compensation for the CEO, evaluating the CEO's performance and approving the CEO's compensation based on such evaluation;
- determining the compensation of other non-CEO Section 16 executive officers and all equity awards to such executive officers and other team members;
- reviewing and approving on a periodic basis compensation and benefits paid to directors;
- reviewing and approving our 401(k) profit-sharing plans, stock purchase plans, and equity-based compensation plans and incentive compensation plans, including reviewing and approving the target performance benchmarks, if any, and range of aggregate value of our annual incentive program for the senior leadership team;
- reviewing and approving our executive officer compensation-related plans and policies; and
- approving the Compensation Committee report on executive compensation required to be included in our annual proxy statement.

Independence. The Board has reviewed the background, experience and independence of the Compensation Committee members and based on this review, has determined that each member of the Compensation Committee:

- meets the independence requirements of the NYSE governance listing standards;
- is a "non-employee director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and
- meets the enhanced independence standards for compensation committee members established by the SEC.

Compensation Committee Interlocks and Insider Participation. None of the members of the Compensation Committee who presently serve or, in the past year, have served on the Compensation Committee has interlocking relationships as defined by the SEC or had any relationships requiring disclosure by the Company under the SEC's rules requiring disclosure of certain relationships and related party transactions.

The Compensation Committee has the authority to delegate any of its responsibilities to subcommittees as it may deem appropriate in its sole discretion.

Use of Compensation Consultant

The Compensation Committee has the authority to retain compensation consultants, outside counsel and other advisors as it may deem appropriate in its sole discretion. The Compensation Committee has sole authority to approve related fees and retention terms.

Since 2020, the Compensation Committee has utilized the services of Willis Tower Watson ("WTW"), a global human resources and risk management consulting firm, which acted as its compensation consultant to assist in reviewing competitive market data and preparing proposals for 2025 executive compensation. The total fees paid to WTW for these services in 2024 were approximately $52,508.

During 2024, our leadership team also retained separate business units of WTW (Corporate Risk & Broking and Retirement) to provide insurance brokerage and human-capital management services to the Company. The total fees paid to WTW's separate business units with respect to services provided during 2024 (excluding services provided as compensation consultant as discussed above) were approximately $3.8 million. The Compensation Committee was not involved in our leadership team's decision to retain these separate business units of WTW to provide such services.

The Compensation Committee determined that the work of the separate business units of WTW on matters other than executive compensation did not raise any conflict of interest with WTW's services as compensation consultant. It took into account, among other factors, WTW's policies and procedures relating to the prevention and mitigation of conflicts of interest, and the use of separate teams for compensation consulting services and other services provided by WTW and its business units, and it determined that WTW is independent.

Nominating and Corporate Governance Committee

Number of Meetings in 2024: Two

Responsibilities. Our Nominating and Corporate Governance Committee operates pursuant to a formal charter that governs the responsibilities of the Nominating and Corporate Governance Committee. Pursuant to the Nominating and Corporate Governance Committee Charter, the Nominating and Corporate Governance Committee is responsible for, among other things:

- assisting our Board in identifying prospective director nominees and recommending nominees for each annual meeting of shareholders to our Board;
- leading the search for individuals qualified to become members of the Board and selecting director nominees to be presented for shareholder approval at our annual meetings;
- reviewing the Board's committee structure and recommending to the Board for approval directors to serve as members of each committee;
- developing and recommending to the Board for approval a set of corporate governance guidelines and generally advising the Board on corporate governance matters;
- reviewing such corporate governance guidelines on a periodic basis and recommending changes as necessary; and
- reviewing director nominations submitted by shareholders.

The Nominating and Corporate Governance Committee may, when it deems appropriate, delegate certain of its responsibilities to one or more Nominating and Corporate Governance Committee members or subcommittees.

Independence. The Board has reviewed the background, experience and independence of the Nominating and Corporate Governance Committee members and based on this review, has determined that each member of the Nominating and Corporate Governance Committee meets the independence requirements of the NYSE governance standards and SEC rules and regulations.

Consideration of Director Nominees. The Nominating and Corporate Governance Committee considers possible candidates for nominees for directors from many sources, including shareholders. The Nominating and Corporate Governance Committee evaluates the suitability of potential candidates nominated by shareholders in the same manner as other candidates recommended to the Nominating and Corporate Governance Committee. Shareholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board at an annual meeting of shareholders may do so by delivering a written recommendation to our Secretary at the following address: APi Group Corporation, 1100 Old Highway 8 NW, New Brighton, Minnesota 55112, Attn: General Counsel and Secretary, generally not less than 90 nor more than 120 calendar days prior to the first anniversary of the date on which the Company held the preceding year's annual meeting of shareholders. Submissions must include, among other things, (i) all information relating to the individual subject to such nomination that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act, (ii) such individual's written consent to being named in a proxy statement as a nominee and to serving as director if elected

and (iii) such other information as may be required by our bylaws, including information with respect to the shareholder giving notice of such nomination.

In making nominations, the Nominating and Corporate Governance Committee is required to submit candidates who have the highest personal and professional integrity, who have demonstrated exceptional ability and judgment and who will be most effective, in conjunction with the other nominees to the Board, in collectively serving the long-term interests of the shareholders. In evaluating nominees, the Nominating and Corporate Governance Committee will consider the following attributes, which are desirable for a member of the Board: leadership, independence, interpersonal skills, financial acumen, business experiences, industry knowledge and diversity of viewpoints. As discussed above in "Board Composition and Diversity," we also recognize the value and strategic importance of Board diversity.

Anti-Hedging Policy

Our Insider Trading Policy, which is applicable to all team members (including executive officers) and directors of the Company, makes clear that no team members or director may engage in hedging transactions or any other forms of monetization transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of our equity securities granted as compensation, or held directly or indirectly by the team member or director.

Communications with the Board

Under our Governance Guidelines, a process has been established by which shareholders and other interested parties may communicate with members of the Board. Any shareholder or other interested party may communicate in writing to any Chair of the Board, c/o General Counsel and Secretary, APi Group Corporation, 1100 Old Highway 8 NW, New Brighton, MN 55112.

The Board has approved a process for handling correspondence received by the Company and addressed to non-employee directors. Under that process, any Chair or an officer delegated by the Co-Chairs (“Delegated Officer”) reviews all such correspondence and maintains a log of all such correspondence and forwards to the directors copies of all correspondence that, in the opinion of any Chair or the Delegated Officer, deal with the functions of the Board or Committees thereof or that any Chair or Delegated Officer otherwise determines requires their attention. Any Chair or Delegated Officer may screen frivolous or unlawful communications and commercial advertisements. Directors may at any time review the log.

Certain Relationships and Related Party Transactions

Since January 1, 2024, we did not enter into any related party transactions other than as set forth below.

Advisory Services Agreement

On October 1, 2019, we entered into an Advisory Services Agreement with Mariposa Capital, LLC, an affiliate of Sir Martin. Under this agreement, Mariposa Capital, LLC agreed to provide certain services, including corporate development and advisory services, advisory services with respect to mergers and acquisitions, investor relations services, strategic planning advisory services, capital expenditure allocation advisory services, strategic treasury advisory services and such other services relating to the Company as may from time to time be mutually agreed. In connection with these services, Mariposa Capital, LLC is entitled to receive an annual fee equal to $4,000,000, payable in quarterly installments. The initial term of this agreement was through October 1, 2020 and has been and will in the future be automatically renewed for successive one-year terms unless either party notifies the other party in writing of its intention not to renew this agreement no later than 90 days prior to the expiration of the term. This

agreement may only be terminated by the Company upon a vote of a majority of our directors. In the event that this agreement is terminated by the Company, the effective date of the termination will be six months following the expiration of the initial term or a renewal term, as the case may be.

Registration Rights

Viking Global Investors

Pursuant to the registration rights agreement dated March 24, 2020, with Viking Global Opportunities Liquid Portfolio Sub-Master LP ("Viking"), the beneficial owner of approximately 7.8% of our outstanding shares of common stock as of March 21, 2025, we (i) filed a registration statement on May 12, 2021 (that was declared effective by the SEC on May 21, 2021) to register the resale of common stock then held by Viking and (ii) agreed that, if we propose to register any of our common stock under the Securities Act of 1933, as amended (the "Securities Act") in connection with the public offering of such securities solely for cash (other than in certain excluded registrations), we will register all of the shares that the Viking Opportunities Fund requests to be included in such registration (subject to customary cutbacks if the underwriters determine that less than all of the shares requested to be registered can be included in such offering).

The registration rights agreement contains customary indemnities. Our obligations under the registration rights agreement will terminate on the earlier of (a) such time as all of the shares that may be registered under the agreement have been sold and (b) such time as all of such shares may be sold, transferred or otherwise disposed of in a single transaction without limitation under Rule 144 under the Securities Act.

Series B Preferred Stock Transactions

On February 28, 2024, the Company entered into a Conversion and Repurchase Agreement (the "Series B Conversion Agreement") with Juno Lower Holdings L.P. ("Juno") and FD Juno Holdings L.P. ("FD Juno" and, together with Juno, the "Blackstone Purchasers"), which together with other entities affiliated with Blackstone Inc. beneficially own greater than 5% of the Company's common stock, and Viking Global Equities Master Ltd. ("VGEM") and Viking Global Equities II LP ("VGE" and, together with VGEM, the "Viking Purchasers," and together with the Blackstone Purchasers, the "Series B Purchasers"), which together with other entities managed by Viking Global Investors LP beneficially own greater than 5% of the Company's common stock, pursuant to which the Series B Purchasers agreed to convert all of the outstanding shares of the Series B Preferred Stock that they hold, which represents all of the shares of Series B Preferred Stock outstanding. The transactions contemplated by the agreement were also consummated on February 28, 2024.

Under the terms of the Series B Conversion Agreement, (i) the Series B Holders each agreed to exercise their respective right to convert all of their Series B Preferred Stock into common stock, resulting in a total of 800,000 shares of Series B Preferred Stock being converted into approximately 32,803,519 shares of common stock of the Company (inclusive of approximately 283,196 shares attributable to accrued and unpaid dividends thereon, the "Conversion Shares") and (ii) upon issuance of the Conversion Shares, the Company agreed to immediately repurchase one-half of the Conversion Shares, on a pro rata basis, from the Series B Holders for an aggregate purchase price of $600 million.

The repurchase price was financed by (i) an incremental term facility of $300 million funded exclusively by the Blackstone Purchasers in the amount of $225 million and the Viking Purchasers in the amount of $75 million, (ii) a drawdown under the Company's existing revolving credit facility and (iii) cash on hand. The interest rate applicable to the incremental term facility is, at the Company's option, either (a) a base rate plus an applicable margin equal

to 1.50% per annum or (b) a Term SOFR rate (adjusted for statutory reserves) plus an applicable margin equal to 2.50% per annum plus a credit spread adjustment.

As a result of the consummation of the transactions, all dividends and distributions have ceased to accrue on the Series B Preferred Stock, which have been converted and cancelled, the repurchased Conversion Shares are no longer deemed to be outstanding, and all rights of the Series B Purchasers with respect to the Series B Preferred Stock and the repurchased Conversion Shares have been retired.

David S. Blitzer, who was previously nominated by the Blackstone Purchasers as a member of the Company's board of directors pursuant to the Blackstone Purchasers' nomination right under the securities purchase agreement for the Series B Preferred stock, resigned as a director effective immediately prior to the execution of the Conversion and Repurchase Agreement related to the Series B Preferred Stock.

In addition, on March 5, 2024, the Series B Purchasers consummated the underwritten secondary public offering of a portion of the Conversion Shares, which offering was made pursuant to a registration statement filed by the Company and effected pursuant to the registration rights agreements with the Series B Purchasers.

Policy Regarding Related Party Transactions

The Board has determined that the Audit Committee is best suited to review and pre-approve transactions with related persons, in accordance with the policy set forth in the Audit Committee Charter. Such review will apply to any material transaction or series of related transactions or any material amendment to any such transaction involving a related person and the Company or any subsidiary of the Company. For purposes of the policy, "related persons" consists of executive officers, directors, director nominees, any shareholder beneficially owning more than 5% of the issued and outstanding common stock, and immediate family members of any such persons. In reviewing related person transactions, the Audit Committee takes into account all factors that it deems appropriate, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction. No member of the Audit Committee is permitted to participate in any review, consideration or approval of any related person transaction in which the director or any of his or her immediate family members is the related person.

Director Compensation

Our non-employee director compensation policy provides for the following compensation for our non-employee directors:

- ***Annual Cash Retainer***. Each non-employee director is entitled to an annual cash fee of $85,000, payable quarterly.
- ***Committee Fees***. Members of any of our Committees are entitled to an annual $10,000 member fee. The chairs of our Nominating and Corporate Governance and Compensation Committees is entitled to an annual $20,000 chair fee and the chair of our Audit Committee is entitled to an annual $25,000 chair fee.
- ***Annual Equity Award***. Each non-employee director will be granted annually a number of restricted stock units with a value of $145,000 at the date of issue. The restricted stock units will vest and settle into shares of common stock on the one-year anniversary of the date of issuance.
- **Compensation Election.** Each non-employee director has the option to elect receiving their annual cash retainer and committee fees within their annual equity award instead of receiving cash.

In addition, all of our directors are entitled to be reimbursed by the Company for reasonable expenses incurred by them in the course of their directors' duties relating to the Company.

Sir Martin does not receive any additional compensation for services as a director in light of his affiliation with Mariposa Capital, LLC, which provides advisory services to the Company in exchange for a fee. In addition, Mr. Becker, who serves as our CEO, is not entitled to receive any additional compensation for his services as a director.

The following table sets forth the non-employee director compensation for the year ended December 31, 2024.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Total ($)
Sir Martin E. Franklin	—	—	—
James E. Lillie	$85,000	$145,009	$230,009
Ian G.H. Ashken	$120,000	$145,009	$265,009
Paula D. Loop	$105,000	$145,009	$250,009
Anthony E. Malkin	—	$240,006	$240,006
Thomas V. Milroy	$105,000	$145,009	$250,009
Cyrus D. Walker	$115,000	$145,009	$260,009
Carrie A. Wheeler	—	$240,006	$240,006

(1) Represents the aggregate grant date fair values of restricted stock units granted during 2024, computed in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions used in calculating the amounts for 2024, see Note 20 to our historical consolidated financial statements for the year ended December 31, 2024 included in our Annual Report on Form 10-K for the year ended December 31, 2024.

(2) The following table sets forth the aggregate number of restricted shares of our common stock at December 31, 2024 for each of our non-employee directors:

Name	Aggregate Number of Restricted Stock Units Outstanding at December 31, 2024
Sir Martin E. Franklin	—
James E. Lillie	3,810
Ian G.H. Ashken	3,810
Paula D. Loop	3,810
Anthony E. Malkin	6,306
Thomas V. Milroy	3,810
Cyrus D. Walker	3,810
Carrie A. Wheeler	6,306

Director Stock Ownership Guidelines

In 2022, the Board adopted stock ownership guidelines which provide that each independent director is expected to own, directly or indirectly, shares of our common stock having a value of at least five times the amount of the annual Board member retainer within four years following the date they are first elected to the Board. All directors are in compliance with the Stock Ownership Guidelines.

Proposal 1—Election of Directors

Under our bylaws, directors are elected for a one-year term expiring at the next annual meeting of shareholders. Upon the recommendation of the Nominating and Corporate Governance Committee, our Board has nominated Sir Martin E. Franklin, James E. Lillie, Ian G.H. Ashken, Russell A. Becker, Paula D. Loop, Anthony E. Malkin, Thomas V. Milroy, Cyrus D. Walker and Carrie A. Wheeler for election or re-election, each for a one-year term that will expire at the 2026 Annual Meeting of shareholders. Each of our directors consented to serve if elected.

Our bylaws provide that directors are elected by a majority of the votes cast with respect to the nominee for election to the Board at any meeting of shareholders at which directors are to be elected and a quorum is present, except in the case of a contested election. "A majority of the votes cast" means that the number of shares voted "for" a nominee for election to the Board exceeds the votes cast "against" such nominee and will not include abstentions. In the event of a contested election, directors are elected by a plurality of the votes cast.

We believe that each of our directors possesses the experience, skills and qualities to fully perform their duties as a director and contribute to our success. Our directors were nominated because we believe each is of high ethical character, highly accomplished in their field with superior credentials and recognition, has a personal and professional reputation that is consistent with our image and reputation, has the ability to exercise sound business judgment, and is able to dedicate sufficient time to fulfilling their obligations as a director. Our directors as a group complement each other and each of their respective experiences, skills and qualities so that collectively the Board operates in an effective, collegial and responsive manner. Below we have set out each director's principal occupation and other pertinent information about particular experience, qualifications, attributes and skills that led the Board to conclude that such person should serve as a director.



Director Since 2017
Co-Chair Since 2019
Age: 60

Current Public Co. Boards:
- Nomad Foods Limited
- Element Solutions Inc
- Acuren Corporation

Sir Martin E. Franklin
Founder and CEO, Mariposa Capital, LLC

Key Experience and Qualifications

Sir Martin has served as a director of APi Group Corporation since September 2017 and has served as Co-Chair since October 2019. His extensive experience as a CEO and Board Chairman across several multi-national, publicly-traded organizations gives him a unique perspective on the critical issues facing leadership teams and Board of Directors, including long-term growth strategies, equity and debt market financing, the evaluation and execution of large-scale M&A transactions, capital allocation strategies, investor relations, corporate governance, and executive leadership.

Key Roles
- Founder and CEO, Mariposa Capital, LLC, a private investment office (2013 - present)
- Co-Founder, CEO, and Chair, Jarden Corporation, a multi-national consumer packaged goods company (2001-2016)
- Founder and Executive Chair, Element Solutions Inc, a specialty chemicals company (2013 - present)
- Co-Founder and Co-Chair, Nomad Foods Limited, a leading European frozen food company (2013 - present)
- Chair and controlling shareholder, Sweet Oak Parent, LLC, a consumer products platform that includes Royal Oak Enterprises and Whole Earth Brands (2024 - present)
- Co-Founder and Co-Chair, Acuren Corporation (formerly Admiral Acquisition Limited), a provider of critical asset integrity services (2022 - present)
- Director, Restaurant Brands International, Inc., a fast-food holding company (2014-2019)
- Chair and/or CEO of three public companies (between 1992-2000):
  - Benson Eyecare Corporation, an optical products and services company
  - Lumen Technologies, Inc., a manufacturer of lighting products
  - Bollé Inc., a manufacturer of sunglasses, goggles and helmets



Director Since 2017
Co-Chair Since 2019
Age: 63

Other Public Co. Boards:
- Nomad Foods Limited
- Acuren Corporation

Former Public Co. Boards Within Past Five Years:
- Tiffany and Co.

James E. Lillie
Former CEO, Jarden Corporation

Key Experience and Qualifications
Mr. Lillie has served as a director of APi Group Corporation since September 2017 and has served as Co-Chair since October 2019. His extensive experience as a CEO and Board Chairman across several multi-national, publicly-traded organizations gives him a unique perspective on the critical issues facing leadership teams and Board of Directors, including long-term growth strategies, equity and debt market financing, the evaluation and execution of large-scale M&A transactions, capital allocation strategies, investor relations, corporate governance, and executive leadership.

Key Roles
- CEO, Jarden Corporation, a multi-national consumer packaged goods company (2011-2016); Chief Operating Officer (2003-2011) and President (2004-2011)
- Executive Vice President of Operations, Moore Corporation, Limited (2000-2003)
- Executive Vice President of Operations, Walter Industries, Inc., a Kohlberg, Kravis, Roberts & Company ("KKR") portfolio company (1999 to 2000)
- Senior level management positions including human resources, manufacturing, finance and operations, World Color, Inc., a KKR portfolio company (1990-1999)



Director Since 2019
Age: 64

Committees:
- Audit (Chair)
- Nominating and Corporate Governance

Other Public Co. Boards:
- Nomad Foods Limited
- Element Solutions Inc

Ian G.H. Ashken
Co-Founder, Jarden Corporation

Key Experience and Qualifications
Mr. Ashken has served as a director of APi Group Corporation since October 2019. His extensive leadership experience board director across several multi-national, publicly-traded organizations gives him a unique perspective on the critical issues facing leadership teams and Board of Directors, including long-term growth strategies, equity and debt market financing, the evaluation and execution of large-scale M&A transactions, capital allocation strategies, financial expertise, investor relations, corporate governance, and executive leadership.

Key Roles
- Co-founder, Jarden Corporation, a multi-national consumer packaged goods company (2001-2016); served at various times as Vice Chairman, President, Chief Financial Officer, Secretary
- Vice Chairman and/or Chief Financial Officer of three public companies (between 1992 - 2000):
  - Benson Eyecare Corporation, an optical products and services company
  - Lumen Technologies, Inc., a manufacturer of lighting products
  - Bollé Inc., a manufacturer of sunglasses, goggles and helmets



(Chief Executive Officer)

Director Since 2019
Age: 59

Other Public Co. Boards:
- None

Russell A. Becker
CEO, APi Group Corporation

Key Experience and Qualifications

Mr. Becker has served as a director of APi Group Corporation since October 2019. We believe Mr. Becker's qualifications to serve on our Board include his extensive knowledge of APi Group and the industries and end markets in which it operates. Given his years of executive leadership with the Company, Mr. Becker brings a unique perspective on the critical issues facing the Company, including its long-term growth strategies, leadership development, financing, the evaluation and execution of M&A transactions, capital allocation strategies, and investor relations.

Key Roles
- CEO, APi Group Corporation, (2004-present); President and Chief Operating Officer, APi Group, Inc. (2002-2004)
- Various leadership roles, The Jamar Company, a subsidiary of APi Group, Inc. (1995-2002)
- Project Manager, Ryan Companies, a design-build contractor that develops, designs, and constructs commercial real estate and facilities (1993-1995)
- Director, Liberty Diversified Industries, a privately held paper, packaging, and building products company (2017-2024)
- Director, Marvin Companies, a privately held window and door manufacturer (2019-present)



Director Since 2022
Age: 63

Committees:
- Audit
- Compensation

Other Public Co. Boards:
- Fastly, Inc.
- Robinhood Markets, Inc.

Paula D. Loop
Former Assurance Partner, PricewaterhouseCoopers

Key Experience and Qualifications

Ms. Loop has served as a director of APi Group Corporation since March 2022. We believe Ms. Loop's qualifications to serve on our Board include her public company experience, specifically working with boards, audit committees across multiple markets and industry sectors on governance, accounting, financial reporting, sustainability, and SEC reporting matters.

Key Roles
- Assurance Partner, PricewaterhouseCoopers, an international professional services accounting firm (1983 - 2021)
  - Leader of PwC's Governance Insights Center
  - Board of Partners (2017-2021)
  - New York Metro Regional Assurance Leader



Director Since 2019
Age: 62

Committees:
- Nominating and Corporate Governance

Other Public Co. Boards:
- Empire State Realty Trust, Inc.

Anthony E. Malkin
Chairman and CEO, Empire State Realty Trust, Inc.

Key Experience and Qualifications

Mr. Malkin has served as a director of APi Group Corporation since October 2019. We believe Mr. Malkin's qualifications to serve on our Board include his real estate investment experience, energy efficiency initiatives, service on other corporate boards and his knowledge of public companies.

Key Roles
- Chairman and CEO of Empire State Realty Trust, Inc. ("ESRT"), a real estate investment trust (2013-present); other leadership roles with ESRT's predecessor entities (1989-2013)
- Chair, Malkin Holdings L.L.C.
- Member of the Real Estate Roundtable and Chair of its Sustainability Policy Advisory Committee, Urban Land Institute, the Board of Governors of the Real Estate Board of New York
- Former member, Climate Mobilization Advisory Board of the New York City Department of Buildings
- Director, Tacombi Holding, N.A., a privately-held quick service restaurant company (2021-2024)



(Lead Independent Director)

Director Since 2017
Age: 69

Committees:
- Compensation (Chair)

Other Public Co. Boards:
- Interfor Corporation

Former Public Co. Boards Within Past Five Years:
- Admiral Acquisition Limited

Thomas V. Milroy
Former Senior Advisor, BMO Capital Markets

Key Experience and Qualifications

Mr. Milroy has served as a director of APi Group Corporation since September 2017. We believe Mr. Milroy's qualifications to serve on our Board include his experience as past Chief Executive Officer of a large financial services company, service on other corporate boards and his knowledge of finance, investment and corporate banking, mergers and acquisitions, risk assessment and business development.

Key Roles
- CEO and Senior Advisor, BMO Capital Markets ("BMOCM"), an investment banking firm (2008-2015); other leadership roles (1993-2008)
- Director, Generation Capital Limited, a private investment company (2015-present)
- Former Director, Tim Hortons Inc. (2013-2014)
- Former Director, Restaurant Brands International Inc. (2014-2018)



Director Since 2019
Age: 57

Committees:
- Nominating and Corporate Governance (Chair)
- Compensation

Other Public Co. Boards:
- Houlihan Lokey, Inc.

Former Public Co. Boards Within Past Five Years:
- Arbor Ralpha Capital Bioholdings Corp I

Cyrus D. Walker
Managing Director, Consello Group

Key Experience and Qualifications

Mr. Walker has served as a director of APi Group Corporation since October 2019. His experience as a CEO and board director for several organizations gives him a unique perspective on the critical issues facing leadership teams and Board of Directors, including real estate, private equity, insurance, corporate governance, and executive leadership.

Key Roles
- Managing Director, Consello Group, an advisory and investing platform (2025-present)
- Strategic Advisor, Fifth Down Capital, an investment firm (2023-2025)
- Director, Starwood Credit Income Real Estate Trust (2023-present)
- Principal, Discovery Land Company, a real estate developer and operator of private communities and resorts (2022-2024)
- Operating partner, Vistria Group, a private equity investment firm (2022-present)
- Director, The Mather Group, an investment advisory firm (2022-present)
- Director, Flores & Associates LLC, a Vistria Group affiliated company (2022-present)
- Director, Kendra Scott, a privately held jewelry company (2021-present)
- Founder and CEO, The Dibble Group, an insurance brokerage and consulting firm (2018-2022)
- Co-CEO and other roles, Nemco Group, LLC, an insurance brokerage and consulting firm (2000-2012)
- Founder and CEO, OSI Benefits, an insurance brokerage consulting firm (1995-2000)



Director Since 2019
Age: 53

Committees:
- Audit

Other Public Co. Boards:
- Opendoor Technologies Inc.
- TKO Group Holdings, Inc.

Former Public Co. Boards Within Past Five Years:
- Dollar Tree, Inc.

Carrie A. Wheeler
CEO and Director, Opendoor Technologies, Inc.

Key Experience and Qualifications

Ms. Wheeler has served as a director of APi Group Corporation since October 2019. We believe Ms. Wheeler's qualifications to serve on our Board include her executive leadership, extensive experience in business assessment, mergers and acquisitions, financing and guiding public market transactions, her current experience as a Chief Executive Officer and former Chief Financial Officer of a public company, and her substantial experience serving on other corporate boards, including her previous service on other companies' audit committees.

Key Roles
- CEO, Opendoor Technologies Inc., a technology firm for residential real estate (2022-present); CFO (2020-2022)
- Partner, Head of Consumer and Retail Investing, TPG Global, a private equity firm (1996-2017)
- Former board member of other privately held companies, including J. Crew, Neiman Marcus Group, and Petco Animal Supplies.

RECOMMENDATION OF THE BOARD OF DIRECTORS

✓ **OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE DIRECTOR NOMINEES.**

COMPENSATION DISCUSSION & ANALYSIS

This Compensation Discussion and Analysis ("CD&A") provides information regarding our executive compensation philosophy, programs and decisions for 2024 for our named executive officers (the "NEOs"). For 2024, our NEOs were:

Name	Title
Russell A. Becker	CEO and President
Glenn David Jackola (1)	Interim CFO
Kevin S. Krumm (1)	Former CFO
Louis B. Lambert	Senior Vice President, General Counsel and Secretary
Kristina M. Morton	Senior Vice President and Chief People Officer

(1) Mr. Jackola was appointed as Interim CFO on December 13, 2024. Mr. Krumm ceased to be an executive officer on December 13, 2024.

Compensation Strategy

Our executive compensation philosophy aligns executive compensation decisions with shareholder interests, business strategy, and performance. Our compensation plans are designed to drive long-term financial returns for our shareholders and reward our executives for executing on the Company's strategy and key initiatives. The strategy and priorities of our compensation philosophy are the following:

Strategically Aligned	Align with business strategies to deliver winning performance
Performance Based	Tie significant portions of compensation to performance metrics that align to our short- and long-term goals
Drives Shareholder Value Creation	Align each executive's interests with shareholder's interests
Market Informed	Design programs and compensation levels competitive with the external market
Motivates & Retains Executives	Attract and retain key executives capable of leading the business forward

Financial Highlights

In 2024, we delivered strong Adjusted EBITDA growth, up 14.2% from 2023. With our 2024 Adjusted EBITDA being a record high of $893 million. This was supported by a 140 basis point improvement in EBITDA margin, ending the year at 12.7%, well on our way to meeting our 13% goal by 2025.


$153
$250
+63.4%
2023
2024
NET INCOME
($ MILLIONS)
$782
$893
+14.2%
2023
2024
ADJ. EBITDA 1
($ MILLIONS)
11.3%
12.7%
+140bps
2023
2024
ADJ. EBITDA MARGIN 1

[1] Refer to Appendix A for reconciliation of non-GAAP measures to most directly comparable GAAP measures.

Pay for Performance

The Compensation Committee creates a pay-for-performance culture with a significant portion of executive compensation delivered through at-risk pay. Their compensation is appropriately weighted between short- and long-term performance, balancing near- and long-term strategic goals and shareholder value creation.


84%
At Risk
26%
RSUs
39%
PSUs
19%
STI
16%
Base
CEO
73%
At Risk
20%
RSUs
31%
PSUs
22%
STI
27%
Base
Other NEOs

Compensation Governance Practices

Our executive compensation governance practices are intended to support the needs of the business, drive performance, and ensure the leadership team's alignment with the short- and long-term interests of our shareholders.

What We DO	
✓	Pay for performance with a substantial majority of pay dependent on performance, not guaranteed
✓	Use multi-year vesting terms for annual executive officer equity awards
✓	Balance short- and long-term incentives
✓	Require executive officers to place compensation at risk of “clawback” actions by the Company in appropriate circumstances
✓	Engage an independent compensation consultant
✓	Benchmark compensation to peer and market data during compensation decision-making process
✓	Maintain stock ownership guidelines for officers

What We DON’T DO	
X	Maintain single trigger severance provisions upon a change in control in employment agreements
X	Permit liberal share recycling
X	Stock option repricing or exchange without shareholder approval
X	Permit hedging or short sales of the Company’s stock
X	Provide excise tax gross-ups for change in control payments
X	Provide excessive severance to executive officers
X	Provide excessive perquisites

Executive Compensation Setting Process

Roles and Responsibilities

Role	Responsibilities	Description
Compensation Committee	Oversees Programs and Decisions	Our Board has adopted a written Compensation Committee Charter that governs the responsibilities of the Compensation Committee. The Compensation Committee is responsible for, among other things: • reviewing and approving corporate goals and objectives with respect to compensation for the CEO, evaluating the CEO's performance and approving the CEO's compensation based on such evaluation; and • determining compensation for the Company's other executive officers. In reviewing and determining executive compensation, the Compensation Committee generally considers: compensation levels at peer companies and information derived from compensation surveys provided by outside consultants, as further described below; the Company's past-year performance and growth; the results of any Say-on-Pay votes by shareholders; achievement of specific pre-established financial goals; a subjective determination of the executives' past performance and expected future contributions to the Company; past equity awards granted to such executives; and the recommendation of the CEO.
Shareholders	Provide Feedback	The Compensation Committee evaluates the most recent advisory vote of the Company's shareholders on executive compensation, known as the "Say-on-Pay" vote, as well as other feedback that it may receive from the Company's largest shareholders in connection with this vote. Our Say-on-Pay results consistently reflect strong support for the linkage between pay and performance in our compensation programs. Over the past three years our Say-on-Pay results have been above 95%. **2024 / 2023 / 2022** **Say on Pay Results:** **98.5%** / **95.5%** / **96.5%** The Compensation Committee believes these voting results demonstrate significant continuing support for our executive compensation program. We seek input from our shareholders and conduct shareholder engagement efforts throughout the year. The Compensation Committee will continue to consider the views of our shareholders in connection with executive pay practices and programs and will make adjustments based on evolving best practices and changing regulatory or other requirements.
Independent Compensation Consultant	Advises Compensation Committee	In 2024, the Compensation Committee used WTW to serve as the independent compensation consultant. The information from WTW regarding pay practices at peer companies is used by the Compensation Committee as a resource in its deliberations regarding executive compensation and will be useful in determining the marketplace competitiveness as well as reasonableness and appropriateness of our executive compensation programs.
Executive Officers	Provide Input and Insights	The Compensation Committee considers input from our CEO, CFO, and Chief People Officer when determining performance metrics and objectives for our STI and LTI plans and evaluating performance against such metrics and objectives. Our CEO and Chief People Officer then evaluate the individual performance and the competitive pay positioning of senior management members who report directly to the CEO, including the NEOs, and then make recommendations to the Compensation Committee regarding the target compensation for such NEOs and other executive officers of the Company.

Compensation Peer Group

How we use peer group data

We compare our executive compensation programs to those of 16 companies that make up our compensation peer group. The Compensation Committee uses peer group data to generally inform:

- compensation plan design,
- compensation levels for our NEOs, including base salaries, annual incentive targets and LTI award targets, and
- form and mix of equity awards granted to our NEOs.

When making compensation decisions, the Compensation Committee generally analyzes data relating to our peer group and considers the dynamics of operating in the safety services and specialty services industries, the importance of rewarding and retaining talented and experienced executives to continue to guide the Company, the alignment of our executive compensation program with shareholders' interests and the voting guidelines of certain proxy advisory firms and shareholders. In addition, in connection with the 2024 executive compensation program design, the Compensation Committee received analyses, guidance and recommendations, including general information on executive compensation market trends and practices of peer companies, provided by the Compensation Committee's independent compensation consultant. The Compensation Committee does not strictly benchmark executive pay against this comparative compensation information, but instead uses this data as a market check to inform its compensation decisions.

How our peer group was determined

In determining our 2024 peer group, the Compensation Committee considered factors such as revenue, market capitalization, global scope of operations, and industry alignment. The approach taken by the Compensation Committee in selecting the peer group excluded larger companies from the market data review but included them as "reference peers" for the purpose of providing qualitative data about program design for the Compensation Committee's reference. For 2024, one peer was removed given lack of operations and industry alignment.

2024 Peer Group		
ADT Inc.	Ecolab Inc.	AtkinsRealis Group Inc.
ABM Industries Incorporated	EMCOR Group, Inc.	The Brink's Company
Aramark	Jacobs Engineering Group Inc.	Waste Connections, Inc.
Cintas Corporation	Otis Worldwide Corporation	Xylem Inc.
Clean Harbors, Inc.	Republic Services, Inc.	
Comfort Systems USA, Inc.	Resideo Technologies, Inc.	
Reference Peer		
Johnson Controls International plc		

Peer Group Changes Made for 2024
Removed from peer group:
ASGN Incorporated

Components of the Executive Compensation Program

Our NEOs receive a base salary, annual cash incentive compensation, and annual equity incentive awards (each, an "LTI Award") and participate in our employee benefits programs and plans.

In the first quarter of 2024, the Compensation Committee approved, and the Company implemented, the executive compensation program for 2024.

The following table summarizes the primary components of the 2024 executive compensation programs. Each NEO's base salary and target incentives are determined based on peer group market data by role, job scope and responsibilities, individual contributions to business outcomes, pay equity, and future potential.

Component of Pay	Key Characteristics
Base Salary Attract and retain top talent	• Fixed compensation paid in cash
Short-Term Incentives (STI) Align compensation with annual financial performance on key financial metrics and motivate the achievement of those results	• Metric(s): 100% Adjusted EBITDA • Payout Range: 0-200% of target • Each NEO has a target % of base salary • Actual payouts 100% based on financial results vs. targets
Long-Term Incentives (LTI) Align the interests of our executives with shareholders, encourage long-term value creation and serve as a retention vehicle	• Value tied to stock price performance • Mix: 60% PSUs and 40% RSUs • Vesting Timeframe: 3-years • PSU Metric(s): 100% Cumulative Adjusted EBITDA • PSU Payout Range: 0-200% of target • Each NEO has a target % of base salary • Actual vested value based on stock price performance and in some cases, achievement of financial results vs. targets

2024 Compensation Decisions

Consistent with our compensation philosophy of paying for performance, our compensation decisions closely link pay and performance. Our performance during 2024 resulted in the following compensation actions.

Base Salary

The Compensation Committee expects to annually review the NEOs' base salaries and make appropriate adjustments based on factors determined by the Compensation Committee, including individual responsibilities and performance, internal pay equity, compensation history, executive potential, and peer group and market-based data, as described above. During 2024, the base salaries of our NEOs changed as set forth below:

Name	Base Salary	Increase (%)
Russell A. Becker	$1,425,000	0.0%
Glenn David Jackola [(1)]	$386,250	
Kevin S. Krumm	$832,000	5.1%
Louis B. Lambert	$550,000	10.0%
Kristina M. Morton	$530,000	11.6%

(1) Mr. Jackola was appointed as Interim CFO on December 13, 2024 and has not received a base salary increase since becoming an NEO.

Short-Term Incentive Compensation

In 2024, Company executives had an opportunity to earn cash incentive compensation based on the achievement of annual performance goals developed in the annual budget process and approved by the Compensation Committee. The Compensation Committee annually reviews, and revises if necessary, the appropriateness of the performance metrics, their correlation to the Company's overall growth strategy and the impact of such performance metrics on long-term shareholder value.

STI Opportunity. For 2024, all our NEOs were eligible for an annual cash incentive opportunity as outlined below, based on the achievement of a performance goal tied to annual Adjusted EBITDA performance.

Amounts payable under the annual incentive portion of the executive compensation plan can range from 0-200% of target, with a threshold payout at 40% of target and a maximum payout of 200% of target based on achievement of the performance goal. If the performance goal was achieved between the threshold level and target or between the target and maximum level, the amount of the annual incentive payment with respect to that performance goal is calculated on a linear basis from the target level.

Performance Metrics, Target, 2024 Performance and Payout. For 2024, the Compensation Committee determined that the annual incentive compensation paid to our NEOs would be based on performance against adjusted EBITDA targets. Adjusted EBITDA is calculated based on net income, adjusted as described in the Appendix and to eliminate the impact of foreign currency fluctuations and significant acquisitions and divestitures. The Compensation Committee believes that our NEOs can impact adjusted EBITDA and that it is one of the most important performance metrics used by investors, shareholders and creditors as an indicator of the performance of our core business.

Metric	2024 Financial Targets				2024 Actual Results
	< Threshold	Threshold	Target	Maximum	
Adjusted EBITDA ($ in millions)	<$844.8	$844.8	$889.3	$933.8	**$872.4**
Payout %	0%	40%	100%	200%	**77.1%**

The Company's adjusted EBITDA for 2024 was $893.1 million. Adjusted EBITDA for the purposes of incentive calculations was then reduced to $872.4 million, resulting in an 77.1% payout on the annual cash incentives plan. The reduction of $20.7 million reflected adjustments based on policies previously adopted by the Compensation Committee for the impact of foreign exchange and acquisitions and divestitures on short-term incentive payouts as described in Appendix A. Glenn David Jackola, who serves as the Company's Interim Chief Financial Officer effective December 13, 2024, participated in two plans for 2024. His incentive payout was prorated based on the time spent in each role. The details relating to his incentive calculation have been included in a footnote to the chart below.

Base Salary x **Target Incentive Percentage** x **Financial Performance Score** = **Annual Incentive Payout**

The payouts for the NEOs were:

Named Executive Officer	2024 Earnings	Target STI as a % of Base Salary	Financial Performance Payout Factor	Payout
Russell A. Becker	$1,425,000	125%	77.1%	$1,373,344
Glenn David Jackola (1)	$401,250	(1)	(1)	$442,756
Kevin S. Krumm (2)	Not eligible			
Louis B. Lambert	$550,000	75%	77.1%	$318,038
Kristina M. Morton (3)	$520,000	75%	77.1%	$300,690

(1) Mr. Jackola's 2024 earnings for purposes of incentive calculations was $401,250, $386,250 from his base salary and $15,000 from his cash stipend in his role as Interim Chief Financial Officer. Mr. Jackola's 2024 short-term incentive payout was made up of three components, (1) $277,173 for his time as APi International, Chief Financial Officer, (2) $15,583 for his time as Interim, Chief Financial Officer based on an incentive score of 77.1% and (3) $150,000 approved by the Compensation Committee associated with his 2024 individual performance. Equating to a total short-term incentive payout of $442,756.

(2) Mr. Krumm's last day of employment with the Company was December 13, 2024, and therefore he is not eligible for a 2024 annual incentive payout.

(3) Ms. Morton's salary increased from $510,000 to $530,000 effective July 1, 2024. Therefore, her 2024 earnings for purposes of incentive calculation were $520,000.

Long-Term Incentive (LTI) Compensation

2024 LTI Grants

The 2024 executive compensation program adopted by the Compensation Committee includes the grant of LTI Awards under the Equity Incentive Plan. The Compensation Committee used a percentage of each NEO's base salary to determine the value of the LTI Award to be granted to each NEO each year. The Compensation Committee also believes that the structure of LTI Awards should correlate the value of any such award to the achievement by the Company of long-term and strategic objectives. As such, the Compensation Committee expects that a significant percentage of the amount of LTI Awards will be subject to the achievement of Company performance goals. Time-based awards are awarded as part of a balanced approach

to encourage retention and ensure that the Company's compensation programs do not encourage excessive risk-taking.

For 2024, the Compensation Committee approved the grant of a mix of PSUs and RSUs to the NEOs. The RSUs represent 40% of the total target award amount and will vest ratably over three years from the date of grant. The PSUs represent 60% of the total target award amount, assuming performance and vesting at target levels. The performance metric for the 2024 PSU LTI Awards were based on cumulative adjusted EBITDA dollars. The metric was chosen because we believe it is a driver of sustained value creation over the long term for our shareholders. The cumulative adjusted EBITDA dollar metric has a three-year performance period and a payout range of 0-200% based on the achievement of the pre-established goals (below threshold performance equating to 0%, threshold performance equating to 25%, target performance equating to 100% and maximum performance equating to 200%), the achievement of which will be determined by the Compensation Committee following the three-year performance period ending December 31, 2026. In 2024, the Compensation Committee granted the following LTI Awards to the NEOs:

Named Executive Officer	Target LTI as a % of Base Salary	Total Grant Date Fair Value ($)	PSUs	RSUs
Russell A. Becker	420%	$5,985,054	$3,591,025	$2,394,029
Glenn David Jackola	n/a	$250,065	$150,032	$100,033
Kevin S. Krumm	250%	$2,080,043	$1,248,033	$832,010
Louis B. Lambert	175%	$962,536	$577,507	$385,029
Kristina M. Morton	155%	$790,530	$474,325	$316,205

The above PSU award represents the target grant amount; actual shares earned at vesting, if any, may be higher or lower depending on the level of performance achieved.

Off-Cycle Equity Award for Mr. Jackola

In connection with Mr. Jackola's appointment to Interim Chief Financial Officer, the Compensation Committee approved a special one-time RSU award with a fair market value of $500,018 on December 1, 2024. This award will vest in three equal annual installments, beginning in December 2025.

2022-2024 PSU Payout

In March 2022, Mr. Becker and Mr. Jackola were granted Adjusted EBITDA PSUs (50% of total PSU grant value) and Target Share Price PSUs (50% of total PSU grant value). Mr. Becker and Mr. Jackola received the vested shares for both awards in February and March 2025. Mr. Lambert and Ms. Morton did not receive a 2022-2024 PSU award.

Adjusted EBITDA Dollar Award

These PSUs had a performance period of January 1, 2022 - December 31, 2024 and have a payout range of 0 - 200% for Mr. Becker and 0 - 175% for Mr. Jackola based 100% on 3-year Cumulative Adjusted EBITDA dollars for the three-year performance period.

	2022 - 2024 Financial Targets				2022 - 2024 Actual Results
Metric	< Threshold	Threshold	Target	Maximum	
3-year Cumulative Adjusted EBITDA ($ in millions)	<$2,112	$2,112	$2,224	$2,379	**$2,417**
Becker Payout %	0%	25%	100%	200%	**200%**
Jackola Payout %	0%	25%	100%	175%	**175%**

The original PSU targets were increased to reflect the impact of acquisition and divestiture activity during the performance period. The Company's cumulative adjusted EBITDA dollar for the three year performance period was $2,417 million, resulting in an 175% payout for Mr. Jackola and a 200% payout for Mr. Becker. These results reflect adjustments based on policies previously adopted by the Compensation Committee for the impact of foreign exchange described in Appendix A.

Target Share Price Award

These PSUs vest at target and only in the event that the performance target was achieved. The share price performance criteria was a $30+ per share price for 20 consecutive trading days. This represented a 44% increase from the grant date share price. On December 27, 2023, that performance criteria was met and 100% of the granted shares vested on March 9, 2025.

Benefits and Other Perquisites

We provide team members, including the NEOs, with a range of employee benefits including life and health insurance, disability benefits and retirement benefits (as described below), that are designed to assist in attracting and retaining skilled team members critical to our long-term success, and to be competitive with market practice.

401(k) & Profit Sharing Plan

Most of our domestic team members, including our NEOs, are eligible to participate in the Company's tax-qualified 401(k) & Profit Sharing Plan (the "401(k) Plan"). Pursuant to the 401(k) Plan, team members may elect to contribute a portion of their current compensation to the 401(k) Plan, in an amount up to the statutorily prescribed annual limit. The 401(k) Plan provides the option for the Company to make matching contributions. Participants may also direct the investment of their 401(k) Plan accounts into several investment alternatives. The Profit Sharing Plan provides for an annual discretionary contribution of the Company's common stock based on certain performance criteria reviewed and approved by the Compensation Committee.

Other Benefits and Perquisites

We provide each of our NEOs with an executive term life insurance policy which provides a death benefit of $550,000 and an executive disability insurance policy which covers up to 75% of their base salary. We provide each of our NEOs with a car allowance. Certain NEOs receive reimbursement of the cost of annual physicals.

Perquisites paid by the Company are reflected in the "All Other Compensation" column in the Summary Compensation Table in the "Executive Compensation" section.

Employee Stock Purchase Plan

Most of our domestic team members, including our NEOs, are eligible to participate in the Company's Employee Stock Purchase Plan (the "ESPP"). Sales of shares of our common stock under the ESPP are generally made pursuant to offerings that are intended to satisfy the requirements of Section 423 of the Internal Revenue Code. The ESPP permits team members of the Company, including our NEOs, to purchase common stock at a discount equal to 85% of the lesser of (i) the market value of the common stock on the first day of the offering period, or (ii) the market value of the common stock on the purchase date, whichever is lower. Participants are subject to eligibility requirements and may not purchase more than 500 shares in any offering period or more than $10,000 of common stock in a year under the ESPP.

Expatriate Assignments

Team members that go on an expatriate assignment are eligible for specific benefits. Expatriate benefits offered to executives are consistent with benefits offered to other team members on similar assignments. These benefits include housing allowance, relocation, goods and services

allowance, home leave, spousal assistance, and tax equalization. Allowances paid by the Company are reflected in the "All Other Compensation" column in the Summary Compensation Table in the "Executive Compensation" section.

Other Compensation-Related Practices and Policies

Change in Control

The Employment Agreement with Mr. Becker provides that if he is terminated either without "cause" (as defined in his Employment Agreement) or terminates his employment for "good reason" (as defined in his Employment Agreement) during the two-year period immediately following a "change in control" (as defined in the Equity Incentive Plan), he will be entitled to certain payments and benefits. The Executive Severance Policy, effective January 1, 2023 and applicable to Ms. Morton and Mr. Lambert, provides that if an Eligible Executive (as defined in the policy) is terminated without "cause" (as defined in the policy) or terminates their employment for "good reason" (as defined in the Equity Incentive Plan) during the one-year period following a "change in control" (as defined in the Equity Incentive Plan), they will be entitled to certain severance payments and benefits. See the "Potential Payments Upon Termination or Change in Control" section below. We believe such change in control provisions serve the best interests of the Company and our shareholders by allowing our executives to exercise sound business judgement without fear of significant economic loss in the event they lose their employment with the Company as a result of a change in control. We also believe that such arrangements are competitive, reasonable and necessary to attract and retain key executives. As Interim CFO, Mr. Jackola is not an "Eligible Executive" under the Executive Severance Policy.

Executive Severance

Under his Employment Agreement, if Mr. Becker is involuntarily terminated without "cause" or terminates his employment for "good reason" during a period outside the two-year period immediately following a change in control, he will be entitled to: (i) all previously earned and accrued but unpaid amounts of his base salary up to his termination date; and (ii) subject to certain conditions, severance pay as described under the "Potential Payments Upon Termination or Change in Control" section below. Under the Executive Severance Policy, effective January 1, 2023, Mr. Lambert and Ms. Morton are entitled to severance pay as described under the "Potential Payments Upon Termination or Change in Control" section below.

Clawback Policy

Effective August 1, 2023, the Company amended its Executive Compensation Clawback Policy to apply to excess incentive-based compensation received by any officers subject to Section 16 of the Exchange Act ("covered officers") in the event of a required accounting restatement. The policy is intended to comply with the final rules regarding recovery of erroneously awarded compensation as promulgated by the SEC and the NYSE in 2022 and 2023, respectively. Subject to limited exceptions, the policy provides that the Company will recover the incentive-based compensation received by each covered officer during the prior three fiscal years that exceeds the amount that the covered officers otherwise would have received had the incentive-based compensation been determined based on the restated financial statements.

Executive Stock Ownership Guidelines

The Compensation Committee believes that it is important to align the interests of our directors and executive officers, including our NEOs, with the interests of our shareholders. In 2022, the Compensation Committee adopted Stock Ownership Guidelines for Executive Officers and Non-Employee Directors, which require non-employee directors and executive officers to hold shares with a value equal to or exceeding a multiple of annual cash retainer or base salary, as applicable. Each non-employee director and executive officer is expected to comply with the guidelines within four years following the date he or she becomes subject to the requirements.

Failure to satisfy these Guidelines will limit the ability of the relevant individual to sell shares of our stock. The following table sets forth the Stock Ownership Guidelines:

Title	Stock Ownership Guidelines
CEO	5x Base Salary
Executive Vice Presidents & Senior Vice Presidents	2x Base Salary

Shares included in this calculation are those directly or indirectly owned (including without limitation unvested RSU awards not subject to achievement of performance goals) and shares held in savings plans (including without limitation the 401(k) Plan) or acquired through the ESPP. All NEOs are in compliance with the Stock Ownership Guidelines.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes the compensation of our NEOs for the fiscal years presented.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Russell A. Becker	2024	$1,425,000	$ —	$5,985,054	$ 1,373,344	$ 55,210	$ 8,838,608
President and Chief Executive Officer	2023	$1,425,000	$ —	$5,700,030	$ 3,012,094	$ 60,506	$10,197,630
	2022	$1,350,000	$ —	$5,400,052	$ 1,898,100	$ 53,705	$ 8,701,857
Glenn David Jackola[(5)]	2024	$ 386,250	$15,000	$ 750,083	$ 442,756	$ 231,142	$ 1,825,231
Interim Chief Financial Officer	2023	$ 375,000	$ —	$ 250,009	$ 259,930	$ 246,286	$ 1,131,225
	2022	$ 347,500	$120,000	$ 175,045	$ 244,292	$ 10,151	$ 896,988
Kevin S. Krumm	2024	$ 797,333	$ —	$2,080,043	$ —	$ 43,486	$ 2,920,862
Former Executive Vice President and Chief Financial Officer	2023	$ 792,315	$ —	$1,980,020	$ 1,339,272	$ 39,732	$ 4,151,339
	2022	$ 750,000	$ —	$1,875,022	$ 1,054,500	$ 27,398	$ 3,706,920
Louis B. Lambert	2024	$ 550,000	$ —	$ 962,536	$ 318,038	$ 43,688	$ 1,874,262
Senior Vice President,General Counsel and Secretary	2023	$ 500,000	$ —	$ 875,018	$ 634,125	$ 22,127	$ 2,031,270
	2022	$ 218,750	$120,000	$ 600,013	$ 230,672	$ 5,431	$ 1,174,866
Kristina M. Morton	2024	$ 520,000	$ —	$ 790,530	$ 300,690	$ 43,995	$ 1,655,215
Senior Vice President, Chief People Officer	2023	$ 475,000	$ —	$ 712,530	$ 602,419	$ 32,061	$ 1,822,010
	2022	$ 397,211	$107,000	$1,600,017	$ 418,859	$ 16,896	$ 2,539,983

(1) The amounts in this column do not reflect compensation actually received by the NEOs, nor do they reflect the actual value that will be recognized by the NEOs. Instead, the amounts represent the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions used in calculating the amounts for 2024, see Note 20 to our historical consolidated financial statements for the year ended December 31, 2024 included in our Annual Report on Form 10-K for the year ended December 31, 2024.

(2) Amounts shown in this column represent the aggregate grant date fair value of PSUs granted to certain of our NEOs, and the grant date fair value of time-based RSUs granted to each of our NEOs in the fiscal years indicated, computed in accordance with FASB ASC Topic 718. The aggregate grant date fair value of the PSUs that have an EBITDA performance condition was computed based on the probable outcome of the applicable performance target as of the grant date and 100% achievement of such performance target. For 2024, the value of these PSUs at the grant date assuming the highest level of performance achieved, earned at 200% of target would be $7,182,051 for Mr. Becker; $300,063 for Mr. Jackola; $2,496,066 for Mr. Krumm; $1,155,015 for Mr. Lambert; and $948,650 for Ms. Morton. The grant date fair value of the time-based RSUs was computed in accordance with FASB ASC Topic 718, based on the closing market price of our common stock on the grant date. Additional information regarding the 2024 equity awards is set forth below in the *Grants of Plan-Based Awards During 2024* table.

(3) The amounts reported reflect compensation earned for 2024 performance under our annual cash incentive compensation program. We make payments under this program in the first quarter of the fiscal year following the fiscal year in which they were earned after finalizing our annual audited financial statements.

(4) These amounts represent Company matching contributions to the 401(k) Plan, Company profit-sharing contributions of common stock to the 401(k) Plan, executive life and disability insurance benefits, annual executive physicals, club fees and car allowance. Additional detail regarding the components of the amounts shown for 2024 for each of our NEOs is provided in the "All Other Compensation Table" below.

(5) Mr. Jackola became a NEO in 2024.

All Other Compensation Table

The following table provides additional information on the amounts reported in the All Other Compensation column of the Summary Compensation Table for 2024.

	R. Becker	G.D. Jackola	K. Krumm	L. Lambert	K. Morton
401(k) Contributions by Company					
Profit Sharing	$11,184	$11,184	$11,184	$11,184	$11,184
Cash Match	$10,150	$10,150	$10,150	$10,150	$10,150
Executive Life and Disability	$24,875	$739	$9,838	$11,454	$11,761
Annual Executive Physicals	$0	$0	$3,314	$1,900	$1,900
Expatriate Allowances & Relocation	$0	$209,068	$0	$0	$0
Car Allowance	$9,000	$0	$9,000	$9,000	$9,000
Total	$55,209	$231,141	$43,486	$43,688	$43,995

Grants of Plan-Based Awards During 2024

The following table provides information about cash (non-equity) and equity incentive compensation awarded to our NEOs in 2024. Information on the terms of these awards is discussed in greater detail in this proxy statement under the caption "Compensation Discussion and Analysis." See "Potential Payments Upon Termination or Change in Control" for a discussion of how equity awards are treated under various termination scenarios.

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)				Estimated Future Payouts Under Equity Incentive Plan Awards(2)				
Name	Threshold ($)	Target ($)	Maximum ($)	Grant Date and Approval Date	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	Grant Date Fair Value of Stock Awards ($)(4)
Russell A. Becker	$712,500	$1,781,250	$3,562,500	2/26/2024	25,084	100,336	200,672		$3,591,025
				2/26/2024				66,891	$2,394,029
G. David Jackola	$ 104,325	$ 260,813	$ 521,625	2/26/2024	1,048	4,192	8,384		$ 150,032
				2/26/2024				2,795	$ 100,033
				12/1/2024				13,235	$ 500,018
Kevin S. Krumm	—	—	—	2/26/2024	8,718	34,871	69,742		$1,248,033
				2/26/2024				23,247	$832,010
Louis B. Lambert	$165,000	$412,500	$825,000	2/26/2024	4,034	16,136	32,272		$577,507
				2/26/2024				10,758	$385,029
Kristina M. Morton	$156,000	$390,000	$780,000	2/26/2024	3,313	13,253	26,506		$474,325
				2/26/2024				8,835	$316,205

(1) The amounts in these columns reflect potential payments of annual cash incentive compensation based on 2024 performance. The 2024 annual cash incentive payments were made in March 2025. The actual amounts paid under our annual cash incentive compensation program are the amounts reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

(2) This column represents the number of PSUs granted in 2024 to the NEOs. The threshold, target and maximum amounts reflect the maximum number of shares that may be earned assuming that 25%, 100% and 200% of the applicable performance target is achieved. See footnote 3 to the Summary Compensation Table and page 28 of the CD&A for additional information.

(3) This amount represents the number of RSUs granted in 2024 to the NEOs. The RSUs vest in equal installments on the first, second and third anniversaries of the grant date.

(4) Each amount reported in this column represents the grant date fair value of the applicable award which was determined pursuant to FASB ASC Topic 718. The actual amounts that will be received by our NEOs with respect to these performance-based awards will be determined at the end of the performance period based upon our actual stock price performance, which may differ from the performance that was deemed probable at the date of the grant.

Outstanding Equity Awards at 2024 Year End

The following table provides information concerning unvested RSUs and PSUs held by each of our NEOs as of December 31, 2024. Mr. Krumm forfeited all of his outstanding equity prior to December 31, 2024; therefore, he is not included in the table below.

		Stock Awards			
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: # of Unearned Shares Not Vested (#)	Equity Incentive Plan Awards: Value Unearned Shares Not Vested ($)(2)
Russell A. Becker	2/26/2024	66,891	$2,406,069		
	2/26/2024 (3)			25,084	$902,271
	2/27/2023	64,902	$2,334,525		
	2/27/2023 (4)			36,508	$1,313,175
	3/9/2022	17,333	$623,468		
	3/9/2022 (5)			143,618	$5,165,939
	3/9/2022 (6)			207,994	$7,481,544
G. David Jackola	12/1/2024	13,235	$476,063		
	2/26/2024	2,795	$100,536		
	2/26/2024 (3)			1,048	$37,697
	2/27/2023	2,846	$102,371		
	2/27/2023 (4)			1,601	$57,597
	3/9/2022	562	$20,215		
	3/9/2022 (5)			4,655	$167,440
	3/9/2022 (6)			5,900	$212,223
Louis B. Lambert	2/26/2024	10,758	$386,965		
	2/26/2024 (3)			4,034	$145,103
	2/27/2023	9,963	$358,369		
	2/27/2023 (4)			5,604	$201,585
	8/2/2022	11,179	$402,109		
Kristina M. Morton	2/26/2024	8,835	$317,795		
	2/26/2024 (3)			3,313	$119,178
	2/27/2023	8,113	$291,825		
	2/27/2023 (4)			4,564	$164,149
	3/9/2022	25,678	$923,638		

(1) The RSUs vest in equal installments on the first, second and third anniversaries of the grant date.

(2) These amounts are calculated by multiplying the closing price of the underlying shares of common stock on December 31, 2024, or $35.97 per share, by the number of units. The actual value realized could be different based upon the stock price at the time of settlement.

(3) These PSUs are subject to a three-year performance period beginning January 1, 2024 and ending December 31, 2026, and may be earned and vested at the end of the three-year performance period. The amount shown represents the number of units assuming threshold level performance. There is no assurance that the target amount will be the actual amount ultimately paid.

(4) These PSUs are subject to a three-year performance period beginning January 1, 2023 and ending December 31, 2025, and may be earned and vested at the end of the three-year performance period. The amount shown represents the number of units assuming threshold level performance. There is no assurance that the target amount will be the actual amount ultimately paid.

(5) These PSUs vest at the later of the third anniversary of the grant date and the date the performance target is achieved on or prior to the fifth anniversary of the grant date.

(6) These PSUs are subject to a three-year performance period beginning January 1, 2022 and ending December 31, 2024, and may be earned and vested at the end of the three-year performance period. The amount shown represents the number of units assuming maximum level performance, as that is the level of performance actually achieved under these PSUs.

Stock Vested During 2024

The following table provides information regarding vesting of RSUs and the value realized on vesting of RSUs on an aggregated basis during the fiscal year ended December 31, 2024 for each of the NEOs.

	Stock Awards(1)	
Name	# of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Russell A. Becker	276,661	$9,938,668
G. David Jackola	1,986	$72,744
Kevin S. Krumm	37,439	$1,353,214
Louis B. Lambert	16,162	$561,766
Kristina M. Morton	29,735	$1,144,561

(1) These columns reflect RSUs previously awarded to the NEOs that vested during 2024 and represents gross amounts before withholding for tax purposes.

(2) Calculated based on the closing price of a share of common stock on the applicable vesting dates.

Potential Payments Upon Termination or Change in Control

Our Employment Agreement with Mr. Becker as in effect in 2025 provides for severance payments under certain circumstances. Under his Employment Agreement, the Company may terminate Mr. Becker’s employment at any time with or without “cause” (as defined in his Employment Agreement), and Mr. Becker may terminate employment at any time for “good reason” (as defined in his Employment Agreement). If the Company terminates the employment of Mr. Becker without cause or if he terminates employment for good reason, he would be entitled to receive (i) his base salary for two years from the date of termination, (ii) an amount equal to two times his target annual bonus, paid in two annual installments, (iii) any earned and accrued but unpaid base salary up to the date of termination, (iv) his prorated annual bonus for the year in which the termination occurs, (v) any unpaid annual bonus with respect to any completed fiscal year and (vi) his vested employee benefits. Mr. Becker would not be entitled to any unearned salary, bonus or other benefits if the Company were to terminates him for cause or if he were to terminate employment voluntarily without good reason.

Also pursuant to Mr. Becker's Employment Agreement, if employment should terminate as a result of death or disability, Mr. Becker, or his estate, would be entitled to receive (i) all previously earned and accrued but unpaid base salary up to the date of termination and (ii) his prorated annual bonus for the year in which termination occurs. The Company’s obligation under Mr. Becker's Employment Agreement terminates on the last day of the month in which his death occurs or on the date of termination of employment on account of his disability.

With respect to Mr. Lambert and Ms. Morton, as provided under the Executive Severance Policy (i) if, during the one-year period immediately following a “change in control,” the Company terminates the executive without “cause” (as defined in the policy) or if the executive terminates employment for “good reason” (as defined in the Equity Incentive Plan), the executive would be entitled to receive, subject to satisfaction of certain conditions, (a) an amount equal to 1.5x base salary, (b) an annual bonus amount based on target performance, (c) continued insurance coverage for twelve months following the date of termination, and (d) accelerated vesting of his or her unvested RSUs and PSUs at the greater of actual or target performance; and (ii) if the Company should terminate the executive without cause at any other time, the executive would be entitled to receive, subject to satisfaction of certain conditions, (a) an amount equal to 1.0x or 1.5x base salary, determined by length of employment, (b) an annual bonus amount based on target performance, and (c) continued

COBRA insurance coverage for twelve months following the date of termination. Neither Mr. Lambert nor Ms. Morton would be entitled to any unearned salary, bonus or other benefits if the Company were to terminate them for cause or if they were to terminate employment voluntarily without good reason. Mr. Jackola is not entitled to the Executive Severance Policy or any other Severance Policy.

The following table shows the estimated benefits payable to each NEO in the event of termination of employment and/or change in control of the Company, as described above. The amounts shown assume that a termination of employment or a change in control occurs on December 31, 2024. The amounts do not include payments or benefits provided under insurance or other plans that are generally available to all full-time team members.

Name	Termination without Cause or for Good Reason not in connection with a Change in Control ($)	Death or Disability ($)	Termination without Cause or for Good Reason in connection with a Change in Control ($)	Change in Control ($)
Russell A. Becker				
Cash Severance	$8,193,750	$1,781,250	$8,193,750	—
Intrinsic Value of Equity(1)	—	17,343,151	$23,132,559	$5,364,062
Insurance Benefits(2)	—	—	$40,093	—
Total	**$8,193,750**	**$19,124,401**	**$31,366,402**	**$5,364,062**
G. David Jackola				
Cash Severance	—	—	—	—
Intrinsic Value of Equity(1)	—	1,181,399	$1,369,054	$699,185
Insurance Benefits(2)	—	—	—	—
Total	—	1,181,399	$1,369,054	$699,185
Louis B. Lambert				
Cash Severance	$1,237,500	—	$1,237,500	—
Intrinsic Value of Equity(1)	—	2,132,086	$2,534,194	$1,147,443
Insurance Benefits(2)	$17,125	—	$17,125	—
Total	**$1,254,625**	**2,132,086**	**$3,788,819**	**$1,147,443**
Kristina M. Morton				
Cash Severance	$1,192,500	—	$1,192,500	—
Intrinsic Value of Equity(1)	—	1,742,926	$2,666,564	$1,533,257
Insurance Benefits(2)	$25,835	—	$25,835	—
Total	**$1,218,335**	**1,742,926**	**$3,884,899**	**$1,533,257**

(1) The Intrinsic Value of Equity represents the value of the acceleration of vesting of the executive's RSUs and PSUs in the event of termination without cause or for good reason during the applicable period immediately following a change in control or upon a change in control pursuant to the applicable PSU agreement. The value is calculated by multiplying the closing price of a share of common stock on December 31, 2024, or $35.97 per share, by the number of units, which, in the case of PSUs, assumes target performance.

(2) Amount includes the cost of benefits continuation for the applicable period.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the median annual total compensation of our employees and the annual total compensation of our CEO, Mr. Becker.

For fiscal 2024:

- The total compensation of our median employee, calculated in accordance with the rules applicable to the Summary Compensation Table, was $75,771;
- The total compensation of our CEO, as reported in the Summary Compensation Table, was $8,838,608; and
- The ratio of our CEO's total compensation to the median employee's total compensation

was 117 to 1.

To identify our median employee:

- We included all Company employees (excluding the CEO) as of December 31, 2022, located in 10 countries in which we have operations; our employees in those 10 countries represent approximately 95% of employees on that date.
- We excluded 1,402 employees from 13 countries under the SEC's de minimis exemption.(1)
- We used the gross cash compensation paid during calendar year 2022; we did not make any cost-of-living or other adjustments in identifying the median employee, and we did not annualize the pay of any employees who were not employed for the full year. As of December 31, 2022, our employee population consisted of approximately 27,400 individuals working at the Company and its subsidiaries, of which approximately 13,500 were based in the United States and approximately 13,900 were based outside of the United States.

There has not been a material change in our team member population or compensation arrangements that would result in a significant change in the disclosure. The median employee determined for fiscal 2022 and included in fiscal 2023 is no longer employed at the Company. Accordingly, as permitted by SEC Rules, an employee whose compensation was substantially similar to that of the fiscal 2022 median employee (and also an hourly employee located in the United States) was selected as the median employee for fiscal 2024.

The SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices, and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

This information is being provided in response to SEC disclosure requirements. Neither the Compensation Committee nor the leadership team of the Company uses the pay ratio measure in making any compensation decisions.

(1) The countries and approximate number of employees excluded from the calculation are as follows: Austria (73), Belgium (279), China (75), Ireland (167), Macau (114), Monaco (3), New Zealand (205), Norway (88), Portugal (5), Singapore (157), Sweden (51), Switzerland (136), and Thailand (49).

Pay Versus Performance

As required by pay versus performance rules adopted by the SEC in 2022 ("PVP Rules"), the below Pay Versus Performance table ("PVP Table") provides information about compensation for this proxy statement's NEOs, as well as NEOs from our 2024, 2023, 2022, and 2021 proxy statements (each of 2020, 2021, 2022, 2023, and 2024, a "Covered Year"). The PVP Table also provides information about the results for certain financial performance measures during those same Covered Years. In reviewing this information, there are a few important things to consider:

- The information in columns (b) and (d) comes directly from this and prior years' Summary Compensation Tables, without adjustment;
- As required by the PVP Rules, we describe the information in columns (c) and (e) as "compensation actually paid" (or "CAP") to the applicable NEOs, but these CAP amounts may not necessarily reflect compensation that our NEOs actually earned for their service in the Covered Years;
- The PVP Rules require that we choose a peer group or index for purposes of TSR comparisons, and we have chosen the same peer group reflected in our Annual Report on Form 10-K for the year ended December 31, 2024, which group consists of: Cintas Corporation, Comfort Systems USA, Inc., Dycom Industries, Inc., EMCOR Group Inc., First Service Corporation, Johnson Controls International plc, MasTec Inc., Otis Worldwide, and Quanta Services, Inc (the "PVP Peer Group"); and
- As required by the PVP Rules, we provide information about our cumulative TSR, cumulative PVP Peer Group TSR results and U.S. GAAP net income results (the "External Measures") during the Covered Years in the PVP Table, but we did not actually base any compensation decisions for the NEOs on, or link any NEO pay to, these particular External Measures.

Pursuant to the PVP Rules, the Company is required to designate one financial metric as the "Company-Selected Measure," or the most important financial measure that demonstrates how the Company sought to link 2024 executive pay to performance. For 2024, the Company has selected adjusted EBITDA. Please refer to Appendix A for reconciliation of non-GAAP measures to most directly comparable GAAP measures.

					Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for PEO (1)	Compensation Actually Paid to PEO (1)(2)	Average Summary Compensation Table Total for Non-PEO NEOs (1)	Average Compensation Actually Paid to Non-PEO NEOs (1)(3)	Total Shareholder Return	Peer Group Total Shareholder Return (4)	Net Income (Loss) (millions)	Adjusted EBITDA (millions)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2024	$8,838,608	$9,886,862	$2,068,892	$421,354	$341	$289	$250	$893
2023	$10,197,630	$21,082,748	$2,668,206	$4,283,108	$328	$213	$153	$782
2022	$8,701,857	$4,391,722	$1,928,794	$1,723,965	$178	$175	$73	$673
2021	$8,027,508	$11,514,717	$1,611,370	$1,288,101	$244	$189	$47	$407
2020	$1,742,994	$4,880,625	$858,874	$1,069,057	$172	$128	($153)	$381

(1) Mr. Becker was the principal executive officer ("PEO") for each of the Covered Years. The names of each of the other NEOs included for purposes of calculating the average amounts in each Covered Year are as follows: (i) for 2024, Mr. Krumm, Mr. Lambert, Mr. Jackola, and Ms. Morton, (ii) for 2023, Mr. Krumm, Mr. Lambert, and Ms. Morton; (iii) for 2022, Mr. Krumm, Mr. Lambert, Ms. Morton, Mr. Jackola, and Ms. Fike; (iv) for 2021, Mr. Krumm, Ms. Fike, Mr. Grunau, Mr. Lydon, and Mr. Cebulla; and (v) for 2020, Mr. Lydon, Mr. Chepey, Ms. Fike, Mr. Grunau, and Mr. Polovitz.

(2) In accordance with the PVP Rules, the following adjustments were made to Mr. Becker's total compensation for each Covered Year to determine the PEO CAP. The equity award adjustments for each applicable Covered Year include those adjustments required by Item 402(v) of Regulation S-K. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

Year	Stock Awards Value Reported for the Covered Year (a)	Year End Fair Value of Equity Awards Granted in the Covered Year	Year over Year Change in Fair Value of Equity Awards Outstanding and Unvested at Year End	Change in Fair Value From Prior Year-End to Vesting Date of Equity Awards Granted in Prior Years that Vested in the Covered Year	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Covered Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Covered Year	Value of Dividends or Other Earnings Paid on Stock Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2024	($5,985,054)	$6,015,155	$651,956	$366,197	$0	$0	$0	$1,048,254
2023	($5,700,030)	$8,421,052	$8,039,605	$124,491	$0	$0	$0	$10,885,118
2022	($5,400,052)	$4,910,468	($1,700,530)	($2,120,022)	$0	$0	$0	($4,310,135)
2021	($5,700,280)	$6,746,096	$1,244,597	$496,532	$700,263	$0	$0	$3,487,209
2020	$0	$0	$2,482,662	$654,969	$0	$0	$0	$3,137,631

(a) The grant date fair value of equity awards represents the amount reported in the "Stock Awards" column in the Summary Compensation Table and subtracted for the applicable Covered Year.

(3) In accordance with the requirements of Item 402(v) of Regulation S-K, adjustments were made to average total compensation for the NEOs as a group (excluding Mr. Becker) for each Covered Year to determine the compensation actually paid, using the same methodology described above in Note 2. The amounts deducted or added in calculating the total average equity award adjustments are as follows. The equity award adjustments for each applicable Covered Year include those adjustments required by Item 402(v) of Regulation S-K. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

Year	Average Stock Awards Value Reported for the Covered Year (a)	Average Year End Fair Value of Equity Awards Granted in the Covered Year	Year over Year Average Change in Fair Value of Equity Awards Outstanding and Unvested at Year End	Average Change in Fair Value From Prior Year-End to Vesting Date of Equity Awards Granted in Prior Years that Vested in the Covered Year	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Covered Year	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Covered Year (b)	Average Value of Dividends or Other Earnings Paid on Stock Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Average Equity Award Adjustments
2024	($1,145,798)	$ 1,290,046	$95,458	$45,036	$ 0	$ (1,932,280)	$ 0	($1,647,538)
2023	($1,189,189)	$ 1,756,873	$903,867	$143,351	$ 0	$ 0	$ 0	$1,614,902
2022	($949,022)	$ 878,847	($91,897)	($42,757)	$ 0	$ 0	$ 0	($204,829)
2021	($819,570)	$ 515,967	$ 49,560	$ 40,286	$ 71,988	($181,500)	$ 0	($323,269)
2020	$ (148,190)	$ 0	$ 305,231	$ 53,141	$ 0	$ 0	$ 0	$ 210,182

(a) The grant date fair value of equity awards represents the amount reported in the "Stock Awards" column in the Summary Compensation Table and subtracted for the applicable Covered Year.

(b) Consists of prior-year equity awards held by the Company's former CFO that were forfeited prior to fiscal year end, with a fair value at the end of the prior fiscal year of $7,729,121. No prior-year awards held by other NEOs failed to meet vesting conditions during the current fiscal year.

(4) Peer Group TSR represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated.

Descriptions of Relationships Between CAP and Certain Financial Performance Measure Results

The PVP Rules require that comparisons be made between certain columns in the PVP Table. Such comparisons are provided graphically below. In accordance with that approach, the following charts show the relationships across the Covered Years between (1) our cumulative TSR and the cumulative TSR for the PVP Peer Group reflected in the PVP Table above, (2) our cumulative TSR and Mr. Becker's CAP and the non-PEO NEOs' average CAP, (3) our GAAP Net Income reflected in the PVP Table above and Mr. Becker's CAP and the non-PEO NEOs' average CAP, and (4) our adjusted EBITDA reflected in the PVP Table above and Mr. Becker's CAP and

the non-PEO NEOs' average CAP.


$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
Compensation Actually Paid
$350
$300
$250
$200
$150
$100
$50
$0
Value of initial fixed $100 investment
$341
$21,082,748
$328
$289
$244
$213
$11,514,717
$172
$178
$186
$175
$9,886,862
$128
$4,391,722
$4,283,108
$4,880,625
$1,069,057
$1,288,101
$1,723,965
$421,354
2020
2021
2022
2023
2024
CEO CAP
Avg Non-CEO CAP
APG TSR
Peer Group TSR


$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
Compensation Actually Paid
$1,000
$800
$600
$400
$200
$0
-$200
-$400
Financial Performance (in $mm)
$893
$21,082,748
$782
$673
$407
$381
$11,514,717
$250
$153
$47
$73
$9,886,862
$4,880,625
-$153
$4,391,722
$4,283,108
$1,069,057
$1,288,101
$1,723,965
$421,354
2020
2021
2022
2023
2024
CEO CAP
Avg Non-CEO CAP
Adjusted EBITDA ($mm)
Net Income ($mm)

Required Disclosure of Most Important Measures

Adjusted EBITDA represents the most important metric we used to determine executive compensation for 2024 as further described in our CD&A.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the disclosure set forth above under the heading “Compensation Discussion and Analysis” with the Company's leadership team and, based on such review and discussions, it has recommended to the Board that the “Compensation Discussion and Analysis” be included in this proxy statement.

The Compensation Committee

Thomas V. Milroy, Chair
Paula D. Loop
Cyrus D. Walker

SECURITY OWNERSHIP

The following table sets forth certain information regarding (i) all shareholders known by the Company to be the beneficial owner of more than 5% of the Company's issued and outstanding shares of common stock and (ii) each director, each NEO and all directors and executive officers as a group, together with the approximate percentages of issued and outstanding shares of common stock owned by each of them. Percentages are calculated based upon shares of common stock issued and outstanding plus shares of common stock which the holder has the right to acquire under share options, restricted stock units, or Series A Preferred Stock exercisable for, or convertible into, common stock within 60 days of March 21, 2025. Unless otherwise indicated, amounts are as of March 21, 2025, and each of the shareholders has sole voting and investment power with respect to the common stock beneficially owned, subject to community property laws where applicable. As of March 21, 2025, we had 276,220,967 shares of common stock issued and outstanding, and 4,000,000 shares of Series A Preferred Stock issued and outstanding. Each share of common stock and Series A Preferred Stock is entitled to one vote per share.

Unless otherwise indicated, the address of each person named in the table below is c/o APi Group, Inc., 1100 Old Highway 8 NW, New Brighton, MN 55112.

	Shares Beneficially Owned	
Beneficial Owner	**Number**	**% of Common Stock**
More than 5% Shareholders:		
Sir Martin E. Franklin	30,754,803 (1)	11.1%
T. Rowe Price Associates, Inc.	15,627,444 (2)	5.7%
Entities managed by Viking Global Investors LP	21,537,518 (3)	7.8%
The Vanguard Group	20,790,443 (4)	7.5%
Named Executive Officers and Directors:		
Sir Martin E. Franklin	30,754,803 (1)	11.1%
James E. Lillie	6,334,937 (5)	2.3%
Ian G.H. Ashken	5,994,112 (6)	2.2%
Russell A. Becker	3,362,905 (7)	1.2%
G. David Jackola	9,435 (8)	*
Kevin S. Krumm	48,584 (9)	*
Louis B. Lambert	7,719 (10)	*
Paula D. Loop	10,214	*
Anthony E. Malkin	198,810 (11)	*
Thomas V. Milroy	51,243	*
Kristina M. Morton	51,751 (12)	*
Cyrus D. Walker	32,010	*
Carrie A. Wheeler	32,010	*
All Current Executive Officers and Directors as a group (12 persons):	46,839,949 (13)	17.0%

* Represents beneficial ownership of less than one percent (1%) of our outstanding common stock or total voting power, as applicable.

(1) This amount consists of (i) 14,045,860 shares of common stock held by MEF Holdings, LLLP; (ii) 4,017,653 shares of common stock (which includes 4,000,000 shares of common stock issuable upon conversion of Series A Preferred Stock which are convertible at any time at the option of the holder into common stock on a one-for-one basis) held by Mariposa Acquisition IV, LLC; (iii) 5,288,734 shares of common stock held by JTOO (as defined below), which Sir Martin has the sole power to vote pursuant to an Irrevocable Proxy Agreement, dated January

5, 2021, between himself and each of Ian G. H. Ashken and James E. Lillie, pursuant to which each of them granted Sir Martin an irrevocable proxy to vote, for so long as Sir Martin serves as a director of the Company, all shares of common stock owned, directly or indirectly, by each of them (the "2021 Proxy Agreement"); (iv) 1,046,203 shares of common stock held by James E. Lillie, which Sir Martin has the sole power to vote pursuant to the 2021 Proxy Agreement; (v) 5,762,102 shares of common stock held by IGHA (as defined below), which Sir Martin has the sole power to vote pursuant to the 2021 Proxy Agreement; (vi) 232,010 shares of common stock held by The Ian G. H. Ashken Living Trust (including 200,000 shares of common stock held jointly by the Ian G.H. Ashken Living Trust and the Nancy K. Ashken Living Trust), which Sir Martin has the sole power to vote pursuant to the 2021 Proxy Agreement; (vii) and 362,241 shares of common stock held by Brimstone Investments LLC, of which Sir Martin is the manager. MEF Holdings, LLLP, the general partner of which is wholly-owned by the Martin E. Franklin Revocable Trust of which Sir Martin is the sole settlor and trustee, holds a limited liability company interest in Mariposa Acquisition IV, LLC and, as a result, Sir Martin may be deemed to have a pecuniary interest in 2,304,000 shares of common stock issuable upon conversion of Series A Preferred Stock held by Mariposa Acquisition IV, LLC.

(2) Based on a Schedule 13G/A filed with the SEC on February 14, 2025. As of December 31, 2024, T. Rowe Price Associates, Inc. has sole voting power over 15,373,494 shares of common stock and sole dispositive power over 15,627,444 shares of common stock. The address of the principal business office of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202.

(3) Based on a Schedule 13G/A filed with the SEC on February 14, 2025. As of December 31, 2024, (i) 21,537,518 shares of common stock are held by Viking Global Opportunities Illiquid Investments Sub-Master LP ("VGOP"), which has the power to dispose of and vote the shares directly owned by it, which power may be exercised by its general partner, Viking Global Opportunities Portfolio GP LLC ("Opportunities Portfolio GP"), Viking Global Investors LP ("VGI"), an affiliate of Opportunities Portfolio GP, which provides managerial services to VGOP, and Viking Global Opportunities GP LLC, the sole member of Opportunities Portfolio GP. O. Andreas Halvorsen, David C. Ott and Rose Shabet, as Executive Committee members of Viking Global Partners LLC (general partner of VGI), VGP and Viking Global Opportunities Parent GP LLC ("Opportunities Parent"), have shared power to direct the voting and disposition of the shares of common stock beneficially owned by VGI, VGP and Opportunities Parent. The address for each of the above entities is c/o Viking Global Investors LP, 600 Washington Boulevard, Floor 11, Stamford, Connecticut 06901.

(4) Based on a Schedule 13G/A filed with the SEC on February 13, 2024. As of December 29, 2023, The Vanguard Group, Inc. has shared voting power over 294,592 shares of common stock; sole dispositive power over 20,297,989 shares of common stock and shared dispositive power over 492,454 shares of common stock. The address of the principal business office of The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA 19355.

(5) This amount consists of (i) 5,288,734 shares of common stock held directly by JTOO LLC ("JTOO"); and (ii) 1,046,203 shares of common stock held directly by Mr. Lillie (which are subject to the 2021 Proxy Agreement but over which Mr. Lillie retains direct or indirect investment power). In addition, JTOO, which is owned by the Lillie 2015 Dynasty Trust of which Mr. Lillie is the grantor, holds a limited liability company interest in Mariposa Acquisition IV, LLC and, as a result, Mr. Lillie may be deemed to have a pecuniary interest in 3,389 shares of common stock held by Mariposa Acquisition IV, LLC and 768,000 shares of common stock issuable upon conversion of Series A Preferred Stock held by Mariposa Acquisition IV, LLC.

(6) This amount consists of (i) 5,762,102 shares of common stock held by IGHA (which are subject to the 2021 Proxy Agreement), the general partner of which is The Ian G.H. Ashken Living Trust (the "Ashken Trust"), of which Mr. Ashken is the trustee and beneficiary; (ii) 32,010 shares of common stock held directly by the Ashken Trust (which are subject to the 2021 Proxy Agreement but over which Mr. Ashken has retained direct or indirect investment power); and (iii) 200,000 shares of common stock directly held by the Ashken Trust and the Nancy K. Ashken Living Trust as tenants in common. In addition, IGHA Holdings, LLLP ("IGHA"), the general partner of which is wholly-owned by Ashken Trust, holds a limited liability company interest in Mariposa Acquisition IV, LLC and, as a result, Mr. Ashken may be deemed to have a pecuniary interest in 3,389 shares of common stock held by Mariposa Acquisition IV, LLC and 768,000 shares of common stock issuable upon conversion of Series A Preferred Stock held by Mariposa Acquisition IV, LLC.

(7) This amount consists of (i) 1,479,225 shares of common stock held directly by Mr. Becker; (ii) 130,950 shares of common stock held directly by Mr. Becker's spouse; (iii) 572,993 shares of common stock held by The Russell A. Becker 2016 Family Trust, of which Mr. Becker's spouse is the trustee and over which she has sole voting and investment power; (iv) 644,050 shares of common stock held by The Patricia L. Becker Legacy Trust, of which Mr. Becker is the trustee and over which he has sole voting and investment power; (v) 531,680 shares of common stock held by The Russell A. Becker GST Trust, of which Mr. Becker's spouse is the trustee and over which she has sole voting and investment power; (vi) 2,212 shares of common stock held by Mr. Becker's children, whose principal residence is the same as Mr. Becker's; and (vii) 1,795 shares of common stock held in a 401(k) retirement account for the benefit of Mr. Becker. This amount does not include any pro rata ownership interest Mr. Becker may have in any of the shares of common stock held in an indemnification escrow account in connection with the APi Acquisition (the "ESOP Escrow Shares"), of which shares the Company has the power to direct the vote, to the extent any remain following the termination of the indemnification escrow.

(8) This amount includes 686 shares of common stock held in a 401(k) retirement account for the benefit of Mr. Jackola.

(9) Mr. Krumm's information is as of December 31, 2024, and included 686 shares of common stock held in a 401(k) retirement account for the benefit of Mr. Krumm.

(10) This amount includes 283 shares of common stock held in a 401(k) retirement account for the benefit of Mr. Lambert.

(11) This amount consists of (i) 87,610 shares of common stock held directly; (ii) 83,400 shares of common Stock held by a limited liability company of which Mr. Malkin is the manager; and (iii) 27,800 shares of common Stock held by a limited liability company of which Mr. Malkin is the manager.

(12) This amount includes 283 shares of common stock held in a 401(k) retirement account for the benefit of Ms. Morton.

(13) This amount includes 4,000,000 shares of common stock issuable upon conversion of Series A Preferred Stock.

PROPOSAL 2—RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR 2025 FISCAL YEAR

The Audit Committee of the Board has appointed KPMG to continue to serve as our independent registered public accounting firm for the 2025 fiscal year. KPMG has been our independent registered public accounting firm since 2019.

In the event our shareholders do not ratify the appointment of KPMG, such appointment may be reconsidered by the Audit Committee. Ratification of the appointment of KPMG to serve as our independent registered public accounting firm for the 2025 fiscal year will in no way limit the Audit Committee's authority to terminate or otherwise change the engagement of KPMG for the 2025 fiscal year. We expect representatives of KPMG to attend the 2025 Annual Meeting, where they will have an opportunity to make a statement, if they so desire, and will also be available to respond to appropriate questions.

Fees Billed to the Company by its Independent Registered Public Accounting Firms

The following table presents fees billed for audit and other services rendered by KPMG and in 2024 and 2023:

Services Provided	2024 (KPMG) ($)	2023 (KPMG) ($)
Audit Fees[1]	$ 11,076,000	$ 10,285,000
Audit Related Fees[2]	$ 25,000	$ 279,000
Tax Fees[3]	$ 281,000	$ 30,000
All Other Fees	$ —	$ —
Total	$ 11,382,000	$ 10,594,000

(1) Audit fees for 2024 and 2023 were for professional services rendered in connection with the audit of our consolidated financial statements, including quarterly reviews, statutory audits, and comfort letter in connection with a securities offering.

(2) The 2024 and 2023 audit-related fees were for professional services associated with other audit and attestation services.

(3) Tax fees for 2024 and 2023 were for professional services associated with tax compliance and tax consultation.

Pre-Approval Policies and Procedures for Audit and Permitted Non-Audit Services

The Audit Committee requires that it preapprove all auditing services and permitted non-audit services to be performed by its independent auditor, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act, which are approved by the Audit Committee prior to the completion of the audit. Either the Chair of the Audit Committee acting alone or the other two members acting jointly may grant preapprovals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant preapprovals will be presented to the full Audit Committee or the Board at its next scheduled meeting.

Consistent with these policies and procedures, the Audit Committee has approved all of the services rendered by KPMG during fiscal year 2024, as described above.

Audit Committee Report

The Audit Committee oversees the accounting and financial reporting processes of the Company on behalf of the Board. The Company's leadership team has primary responsibility for the Company’s financial statements, financial reporting process and internal controls over financial reporting. The independent auditors are responsible for performing an independent audit of the Company’s financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) and evaluating the effectiveness of internal controls and issuing reports thereon. The Audit Committee’s responsibility is to select the independent auditors and monitor and oversee the accounting and financial reporting processes of the Company, including the Company’s internal controls over financial reporting and the audits of the financial statements of the Company.

During 2024 and the first quarter of 2025, the Audit Committee regularly met and held discussions with the Company's leadership team and the independent auditors. In the discussions related to the Company’s financial statements for fiscal year 2024, the Company's leadership team represented to the Audit Committee that such financial statements were prepared in accordance with U.S. generally accepted accounting principles. The Audit Committee reviewed and discussed with the Company's leadership team and the independent auditors the audited financial statements for fiscal year 2024 and leadership’s evaluation of the effectiveness of the design and operation of disclosure controls and procedures.

In fulfilling its responsibilities, the Audit Committee discussed with the independent auditors those matters required to be discussed by the auditors with the Audit Committee under the applicable rules adopted by the PCAOB and the SEC. In addition, the Audit Committee received from the independent auditors the written disclosures and letter required by applicable requirements of the PCAOB regarding the independent auditor’s communications with the Audit Committee concerning independence, and the Audit Committee discussed with the independent auditors that firm’s independence. In connection with this discussion, the Audit Committee also considered also whether the provision of services by the independent auditors not related to the audit of the Company’s financial statements for fiscal year 2024 was compatible with maintaining the independent auditors’ independence. The Audit Committee’s policy requires that the Audit Committee approve any audit or permitted non-audit service proposed to be performed by its independent auditors in advance of the performance of such service.

Based upon the Audit Committee’s discussions with management and the independent auditors and the Audit Committee’s review of the representations of the Company's leadership team and the written disclosures and letter of the independent auditors provided to the Audit Committee, the Audit Committee recommended to the Board that the audited financial statements for the year ended December 31, 2024 be included in the Company’s Annual Report.

See the portion of this proxy statement titled “Sustainability and Corporate Governance—Audit Committee” for information on the Audit Committee’s meetings in 2024.

The Audit Committee

Ian G.H. Ashken, Chair
Paula D. Loop
Carrie A. Wheeler

RECOMMENDATION OF THE BOARD OF DIRECTORS

✓ **OUR BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR THE 2025 FISCAL YEAR.**

PROPOSAL 3—ADVISORY VOTE ON EXECUTIVE COMPENSATION

Section 14A of the Exchange Act requires us to provide our shareholders with the opportunity to approve, on a nonbinding, advisory basis, the compensation of our NEOs, often referred to as "Say-on-Pay."

At the 2024 Annual Meeting, approximately 98.5% of the votes cast supported our executive compensation program. We believe that our executive compensation program continues to be consistent with our core compensation principles and is structured to assure that those principles are implemented. We encourage you to read the entire CD&A to learn more about our executive compensation program and the impact that our financial performance has on the short-term and long-term incentive compensation earned by our executives in 2024. As described in the CD&A, our executive compensation philosophy and programs align executive compensation decisions with our desired business direction, strategy and performance and to attract and retain the key executives necessary to support the Company's growth and success, both operationally and strategically, and to motivate executives to achieve short- and long-term goals with the ultimate objective of creating sustainable shareholder value.

The Board recommends that you vote for the compensation paid to our NEOs in 2024 and is submitting to shareholders the following resolution for their consideration and approval at the 2025 Annual Meeting:

"RESOLVED, that, the compensation paid to the Company's NEOs in 2024, as disclosed in this proxy statement for our 2025 Annual Meeting pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the compensation tables and related narrative disclosure, is hereby approved."

Shareholders' vote on this proposal is advisory, and therefore not binding on the Company, the Compensation Committee or the Board. However, we value the opinions of our shareholders and, accordingly, the Board and the Compensation Committee will consider the outcome of this advisory vote in connection with future executive compensation decisions.

RECOMMENDATION OF THE BOARD OF DIRECTORS

✓ **OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE COMPENSATION PAID TO OUR NAMED EXECUTIVE OFFICERS IN 2024.**

PROPOSAL 4—CHARTER AMENDMENT TO INCREASE AUTHORIZED COMMON SHARES

Summary

On February 24, 2025, our Board approved an amendment to the Company's Certificate of Incorporation to increase our authorized common stock from 500,000,000 shares to 1,000,000,000 shares (the "Amendment") to increase each of the total number of authorized shares of capital stock and the number of authorized shares of common stock by 500,000,000 shares. By approving this Proposal, you are voting to increase our authorized capital stock to a total number of 1,007,000,000 authorized shares of capital stock and 1,000,000,000 authorized shares of common stock. The following discussion is qualified by the text of the Amendment, which is set forth in Appendix B attached to this proxy statement.

The additional authorized shares of common stock to be authorized by the Amendment would have rights identical to our current issued and outstanding shares of common stock. Issuance of the additional shares of common stock would not affect the rights of the holders of our issued and outstanding shares of common stock, except for effects incidental to any increase in the number of shares of common stock issued and outstanding, such as dilution of earnings per share and voting rights.

If the Amendment is approved by shareholders at the annual meeting, then it will become effective upon filing of a certificate of amendment setting forth the Amendment with the Delaware Secretary of State, which filing is expected to occur promptly following the annual meeting. The Board reserves the right, notwithstanding shareholder approval and without further action by shareholders, to abandon and elect not to proceed with the Amendment if the Board determines that the Amendment is no longer in our best interests and the best interests of our shareholders.

Capitalization

Our existing Certificate of Incorporation authorizes up to 507,000,000 shares of capital stock, of which 500,000,000 shares are designated common stock, par value $0.0001 per share, and 7,000,000 shares are designated preferred stock, par value $0.0001 per share, of which 4,000,000 are designated as Series A preferred stock. As of March 21, 2025, we had 4,000,000 shares of Series A preferred stock issued and outstanding.

We estimate that on March 21, 2025, the following shares of common stock were issued, outstanding or reserved for issuance:

Issued and outstanding:	276,220,967
Reserved for issuance under 2019 Equity Incentive Plan, 401K, and ESPP:	20,073,692
Reserved for issuance upon conversion of Series A preferred stock:	4,000,000
Shares of common stock remaining for future issuance:	199,705,341
% of authorized shares of common stock remaining for future issuance:	39.94 %

In consideration of the foregoing, our Board approved the Amendment in the form set forth in Appendix B and has recommended that our shareholders do the same.

Reasons for the Amendment

We believe that the additional shares of authorized common stock are necessary to provide us with appropriate flexibility to utilize equity for business and financial purposes that our Board determines to be in our company's best interests on a timely basis without the expense and delay of a shareholders' meeting. Our Board believes that the remaining authorized common stock—which represents less than 40% of our total authorized common shares—is not sufficient

to permit us to respond to potential business opportunities or to pursue important objectives designed to enhance shareholder value.

The additional authorized shares of common stock will provide us with flexibility to use our common stock, without further shareholder approval (except to the extent such approval may be required by law or by applicable NYSE listing standards) for any proper corporate purposes, including, without limitation, raising capital through one or more future public offerings or private placements of equity securities, expanding our business or acquiring assets through future transactions, entering into strategic relationships, providing equity-based compensation and/or incentives to team members, officer or directors, effecting stock dividends or for other general corporate purposes.

As a general matter, the Company would be able to issue the additional authorized shares of Common Stock in the discretion of its Board from time to time and without further action or approval of the Company's shareholders, subject to and as limited by, rules or listing requirements of the NYSE. The discretion of the Board, however, would be subject to any other applicable rules and regulations in the case of any particular issuance or reservation for issuance that might require the Company’s shareholders to approve such transaction.

As of the date of this Proxy Statement, we have no immediate plans, proposals, understandings, agreements or commitments to issue the additional shares of Common Stock, other than the shares of Common Stock issuable upon conversion of the Series A Preferred Stock. However, we have an effective shelf registration statement that would allow us to sell an indeterminate amount of equity and debt securities, assuming we had a sufficient number of authorized but unissued shares to issue in any such offering. Furthermore, we review and evaluate potential capital raising activities, strategic transactions and other corporate actions on an ongoing basis to determine if such actions would be in our best interest and the best interest of our shareholders. The Board does not intend to issue any shares except on terms that it considers to be in the best interests of the Company and its shareholders.

Possible Effects of the Amendment

The increase in authorized shares of our common stock will not have any immediate effect on the rights of existing shareholders. Because the holders of our common stock do not have any preemptive rights, future issuance of shares of common stock or securities exercisable for or convertible into shares of common stock could have a dilutive effect on our earnings per share, book value per share, voting rights of shareholders and could have a negative effect on the price of our common stock.

We are not proposing the increase in the number of authorized shares of common stock with the intent of using the additional shares to prevent or discourage any actual or threatened takeover of our company. Under certain circumstances, however, the additional authorized shares could be used in a manner that has anti-takeover effect. For example, the additional shares could be used to dilute the stock ownership or voting rights of persons seeking to obtain control of our company or could be issued to persons allied with the Board or management and thereby have the effect of making it more difficult to remove directors or members of management by diluting the stock ownership or voting rights of persons seeking to effect such a removal. Accordingly, if the Amendment is approved by shareholders, the additional shares of authorized common stock may render more difficult or discourage a merger, tender offer or proxy contest, the assumption of control by a holder or group of holders of a large block of common stock, or the replacement or removal of one or more directors or members of management.

The following other provisions of our Certificate of Incorporation and Bylaws, in combination with the additional authorized shares may also have an anti-takeover effect of preventing or discouraging a change in control of our company: (i) ability of the Board to designate the terms of and issue shares of preferred stock without further shareholder approval; (ii) prohibiting the

ability of shareholders to act by written consent without a meeting; and (iii) the absence of cumulative voting rights in the election of directors.

Our shareholders should recognize that, as a result of the Amendment, they will own a lower percentage of shares with respect to our total authorized shares than they presently own. Our shareholders should also recognize that their ownership of outstanding shares will be diluted if the shares of of Common Stock authorized by the Amendment are issued by us in the future.

Vote Required for this Proposal

Approval of this Proposal requires that at the meeting, (1) the votes cast by holders of our outstanding capital stock exceed the votes cast by such shareholders against this Proposal and (2) the votes cast for this Proposal by the holders of our outstanding common stock exceed the votes cast by such shareholders against this Proposal.

RECOMMENDATION OF THE BOARD OF DIRECTORS

✓ **OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE AMENDMENT TO OUR CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK.**

OTHER MATTERS

Requirements, including Deadlines, for Submission of Proxy Proposals, Nomination of Directors and Other Business of Shareholders

In order to submit shareholder proposals to be considered for inclusion in the Company's proxy statement, notice of annual meeting and proxy for our 2026 Annual Meeting of Shareholders pursuant to SEC Rule 14a-8, materials must be received by the Corporate Secretary at the Company's principal office in New Brighton, MN, no later than December 5, 2025.

The proposals must comply with all of the requirements of SEC Rule 14a-8. Proposals should be addressed to: Corporate Secretary, APi Group Corporation, 1100 Old Highway 8 NW, New Brighton, Minnesota 55112, United States. As the rules of the SEC make clear, simply submitting a proposal does not guarantee its inclusion.

The Company's bylaws also establish an advance notice procedure with regard to director nominations and shareholder proposals that are not submitted for inclusion in the Company's proxy statement, but that a shareholder instead wishes to present directly at an annual meeting. To be properly brought before our 2026 Annual Meeting of Shareholders, a notice of the director nomination or the matter the shareholder wishes to present at the meeting complying with the Company's bylaws must be delivered to the Corporate Secretary at the Company's principal office in New Brighton, MN (see above), not less than 90 or more than 120 days prior to the first anniversary of the date of the 2025 Annual Meeting, except that if the 2026 Annual Meeting of Shareholders is more than 30 days before or more than 70 days after such anniversary date, such notice must be delivered not earlier than 120 days prior to such anniversary date or the 10th day following our public announcement of the date of the 2026 Annual Meeting of Shareholders. As a result, and assuming that the 2026 Annual Meeting of Shareholders is not more than 30 days before or more than 70 days after the first anniversary of the date of the 2025 Annual Meeting, any notice given by or on behalf of a shareholder pursuant to these provisions of the Company's bylaws (and not pursuant to Exchange Act Rule 14a-8) must be delivered no earlier than January 16, 2026, and no later than February 15, 2026. All director nominations and shareholder proposals must comply with the requirements of the Company's bylaws, a copy of which may be obtained at no cost from the Corporate Secretary of the Company.

Shareholders providing notice to the Company under the SEC's Rule 14a-19 who intend to solicit proxies in support of nominees submitted under the advance notice provision of the Company's bylaws for the 2026 Annual Meeting of Shareholders must comply with the advance notice deadline set forth above, the requirements of the Company's bylaws and the additional requirements of Rule 14a-19(b).

Other than the items of business described in this proxy statement, the Company does not expect any matters to be presented for a vote at the 2025 Annual Meeting. If you grant a proxy, the persons named as proxy holders on the proxy card or voting instruction form will have the discretion to vote your shares on any additional matters properly presented for a vote at the 2025 Annual Meeting. If, for any unforeseen reason, any one or more of the Company's nominees is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

Our Board or the chair of the Annual Meeting may refuse to allow the transaction of any business or the consideration of any director nomination not made in compliance with the Company's bylaws.

List of Shareholders Entitled to Vote at the 2025 Annual Meeting

The names of shareholders of record entitled to vote at the 2025 Annual Meeting will be

available at the Company's principal office in New Brighton, MN, for a period of ten (10) days prior to the 2025 Annual Meeting and continuing through the 2025 Annual Meeting. The list will also be made available during the 2025 Annual Meeting.

Expenses Relating to this Proxy Solicitation

This proxy solicitation is being made by the Company, and we will pay all expenses relating to this proxy solicitation. In addition to this solicitation, our officers, directors and team members may solicit proxies by telephone, personal call or electronic transmission without extra compensation for that activity. We also expect to reimburse our transfer agent, banks, brokers and other persons for reasonable out-of-pocket expenses in forwarding proxy materials to beneficial owners of our common stock and obtaining the proxies of those owners. We have engaged Morrow Sodali LLC ("Morrow Sodali") as our proxy solicitor at an anticipated cost of approximately $12,000 plus reasonable out-of-pocket expenses and fees for optional services. This estimate is subject to the final solicitation campaign approved by us and Morrow Sodali.

Communication with Our Board of Directors

Any shareholder or other interested party who desires to contact any member of the Board (or our Board as a group) may do so in writing to the following address:

Co-Chairs of the Board
APi Group Corporation
c/o Corporate Secretary
1100 Old Highway 8 NW
New Brighton, MN 55112
United States

Communications are distributed to the Board, or to any individual directors as appropriate, depending on the facts and circumstances outlined in the communication.

Householding

Some brokers, banks or other intermediaries may be participating in the practice of "householding" our proxy materials. Under this procedure, which has been approved by the SEC, shareholders who have the same address and last name will receive only one copy of our Notice of Internet Availability of Proxy Materials (the "Notice") or proxy statement and annual report, as applicable, unless contrary instructions have been received from the affected shareholders. This procedure will reduce our printing costs and postage fees. We do not household for our shareholders of record.

Once you have received notice from your broker, bank or other intermediary that it will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate copy of our Notice or proxy statement and annual report, as applicable, or if you are receiving multiple copies of any of these documents and wish to receive only one, please notify your broker, bank or other intermediary.

We will deliver promptly upon written or oral request a separate copy of our Notice, proxy statement and/or annual report to a shareholder at a shared address to which a single copy was delivered. For copies of any of these documents, shareholders should contact us using the contact information set forth below under "Available Information."

Available Information

We will deliver without charge to each person whose proxy is being solicited, upon request of any such person, a copy of the Notice, this proxy statement and our Annual Report. A request

for a copy of any of these documents should be directed to APi Group Corporation, 1100 Old Highway 8 NW, New Brighton, MN 55112, Attention: Secretary, Telephone: (651) 636-4320.

In addition, copies of the charters of each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, together with certain other corporate governance materials, including our Business Conduct and Ethics Policy and Code of Ethics for Senior Financial Officers, can be found under the Investor Relations—Corporate Governance section of our website at www.apigroup.com and such information is also available in print to any shareholder who requests it through the methods listed above.

QUESTIONS AND ANSWERS ABOUT VOTING AT THE 2025 ANNUAL MEETING AND RELATED MATTERS

Q:	***Who can attend the 2025 Annual Meeting?***
A:	Shareholders of record as of the Record Date (March 21, 2025), beneficial owners with control numbers or legal proxies obtained from the shareholders of record as of the Record Date, and guests may attend the 2025 Annual Meeting virtually. See the Notice of 2025 Annual Meeting for additional information on how to gain access to the 2025 Annual Meeting. If your shares are registered directly in your name with our transfer agent, Computershare, you are a "registered holder," which means you are the shareholder of record with respect to those shares. If your shares are held by a bank or broker, the bank or broker is the shareholder of record. You are the "beneficial owner" (and hold your shares in "street name") and the bank or broker is your "nominee." If you hold shares as a participant in the (1) APi Group, Inc. Employee Stock Ownership Plan ("ESOP"), (2) APi Group 401(k) & Profit Sharing Plan, (3) APi Group Safe Harbor 401(k) & Profit Sharing Plan, and/or (4) the Vipond Inc. Employees' Profit Sharing Plan (collectively, "employee benefit plans"), the plan trustee of the applicable plan is the shareholder of record and your nominee.

Q:	***Who may vote at the 2025 Annual Meeting?***
A:	You are receiving this proxy statement, the accompanying proxy card or voting instruction form and our annual report to shareholders because you own shares of common stock or shares of Series A Preferred Stock, (the "Series A Preferred Stock") of APi Group Corporation that entitle you to vote at the 2025 Annual Meeting. If you are a participant in an employee benefit plan, you may vote in advance of the 2025 Annual Meeting (as described below under "How do I Vote?") and, if you do, your vote will be counted at that meeting; however, except as otherwise described below, you will not be able to vote at the 2025 Annual Meeting. With that exception, anyone owning shares of common stock or Series A Preferred Stock at the close of business on the Record Date may vote electronically at the 2025 Annual Meeting. You may cast at or prior to the 2025 Annual Meeting (1) one vote for each share of common stock held by you on the Record Date and (2) one vote for each share of Series A Preferred Stock held by you on the Record Date, on all items of business presented in this proxy statement and at the 2025 Annual Meeting. Each share of Series A Preferred Stock will entitle the holder thereof to vote together with the holders of common stock as a single class. As of the close of business on the Record Date, we had (a) 276,220,967 shares of common stock issued and outstanding, and (b) 4,000,000 shares of Series A Preferred Stock issued and outstanding. Each share of common stock and Series A Preferred Stock is entitled to one vote per share.

Q:	***How do I vote?***
A:	***Registered Holder***: If you are a registered holder, there are four ways to vote: • *Via the Internet*. You may vote by proxy via the Internet by following the instructions provided on the proxy card or voting instruction form mailed to you. • *By Telephone.* You may vote by proxy by calling the toll-free number found on the proxy card or voting instruction form. • *By Mail.* You may vote by proxy by filling out the proxy card or voting instruction form and returning it in the envelope provided. • *During the Meeting.* You must attend the 2025 Annual Meeting virtually as a shareholder to vote during the meeting. Please see the information below for how to attend the 2025 Annual Meeting. If you attend the 2025 Annual Meeting as a shareholder, you can follow the online instructions to vote your shares during the meeting. ***Beneficial Owners***: If you are a beneficial owner of shares held in "street name," a proxy card or voting instruction form has been forwarded to you by your broker or other nominee. You have the right to direct your broker or other nominee on how to vote your shares by following the instructions on the proxy card or voting instruction form, which generally provides four ways to vote: • *Via the Internet.* You may vote by proxy via the Internet by visiting www.proxyvote.com and entering the control number found on the proxy card or voting instruction form provided by your broker or other nominee. The availability of Internet voting may depend on the voting process of your broker or other nominee. • *By Mail.* You may vote by proxy by filling out the proxy card or voting instruction form provided by your broker or other nominee and returning it in the envelope provided. • *By Telephone.* You may vote by proxy by calling the toll-free number found on the proxy card or voting instruction form. • *During the Annual Meeting.* To vote your shares during the 2025 Annual Meeting, you must follow the instructions provided by your broker or other nominee and attend the meeting as a shareholder. Please see "How can I attend the 2025 Annual Meeting" below for information on how to attend the meeting as a shareholder to vote your shares during the meeting. If you attend the 2025 Annual Meeting as a guest, you will not be able to vote your shares during the meeting. **If you vote over the Internet or by telephone, you do not need to return your proxy card or voting instruction form. Internet and telephone voting for shareholders will be available 24 hours a day, and will close at 10:59 p.m., Central Time, on May 15, 2025. Even if you plan to attend the 2025 Annual Meeting virtually, the Company recommends that you vote your shares in advance as described above so that your vote will be counted if you later decide not to attend the 2025 Annual Meeting.**

Q: ***How do I vote? (Continued)***

A:

Participants in the employee benefit plans:

- **Shares Held in Your Account under the ESOP.** If you are a participant or beneficiary with an account in the ESOP, you are entitled to direct the ESOP's trustee as to how any shares that have been allocated to your ESOP account and that remained in your ESOP account as of the Record Date should be voted at the 2025 Annual Meeting.
- **Shares Held in Your Account under the APi Group 401(k) & Profit Sharing Plan, the APi Group Safe Harbor 401(k) & Profit Sharing Plan or the Vipond Inc. Employees' Profit Sharing Plan**. If you are a participant or beneficiary with an account in one or more of (1) the APi Group 401(k) & Profit Sharing Plan, (2) the APi Group Safe Harbor 401(k) & Profit Sharing Plan and/or (3) the Vipond Inc. Employees' Profit Sharing Plan, you will be permitted to direct the applicable plan trustee(s) or other intermediary as to how any shares held in your plan account as of the Record Date should be voted at the 2025 Annual Meeting.

You have the right to direct your nominee(s) or other intermediary on how to vote your shares by following the instructions on the proxy card or voting instruction form forwarded to you by your nominee(s), which generally provides three ways to vote:

- *Via the Internet*. You may vote by proxy via the Internet by visiting www.proxyvote.com and entering the control number found on the proxy card or voting instruction form provided by your nominee. The availability of Internet voting may depend on the voting process of your nominee.
- *By Telephone*. You may vote by proxy by calling the toll-free number found on the proxy card or voting instruction form.
- *By Mail*. You may vote by proxy by filling out the proxy card or voting instruction form provided by your nominee and returning it in the envelope provided.

Earlier Voting Deadlines for Participants in Certain Employee Benefit Plans. Because the ESOP's trustee and the other employee benefits plans' trustee(s) or other intermediary will vote on your behalf, and in accordance with your directions, except as noted below, you will not be able to vote during the 2025 Annual Meeting and must vote by following deadlines:

- Votes of shares held in an ESOP account must be made by **10:59 p.m. (Central Time) on May 7, 2025**.
- Votes of shares held in a APi Group 401(k) & Profit Sharing Plan or APi Group Safe Harbor 401(k) & Profit Sharing Plan account must be made by **10:59 p.m. (Central Time) on May 13, 2025.**
- Votes of shares held in a Vipond Inc. Employees' Profit Sharing Plan account must be made by **10:59 p.m. (Central Time) on May 15, 2025** in order to vote prior to the 2025 Annual Meeting, or you may vote during the meeting. See "How can I attend the 2025 Annual Meeting" below for information on how to attend the meeting as a shareholder to vote your shares during the meeting.

Q.	***How can I attend the 2025 Annual Meeting?***
A.	The 2025 Annual Meeting will be held in a virtual-only format via live webcast. No physical meeting will be held. To access the 2025 Annual Meeting, please visit www.virtualshareholdermeeting.com/APG2025. You may begin logging into the 2025 Annual Meeting on the day of the meeting at 8:15 a.m., Central Time, 15 minutes in advance of the start of the meeting. We encourage you to access the meeting prior to the start time and allow ample time for the check-in procedures. You may log in using one of two options: (1) join as a guest or (2) join as a shareholder. To join as a guest, you will need to enter the information requested on the screen to register as a guest. If you enter the meeting as a guest, you will not be able to vote your shares or submit questions during the meeting. If you were a registered holder or a beneficial owner as of the Record Date, you may join the 2025 Annual Meeting as a shareholder by entering the 16-digit control number found on the proxy card or voting instruction form previously received in connection with the 2025 Annual Meeting. If you are a beneficial owner as of the Record Date and you do not have a 16-digit control number, you should contact your bank, broker or other nominee (preferably at least 5 days before the meeting) and obtain a “legal proxy” in order to be able to attend and participate in the meeting. You must join the meeting as a shareholder to vote your shares or submit questions during the meeting. If you were a participant in an employee benefit plan and you have a control number, you may join the 2025 Annual Meeting as a shareholder using that control number. Otherwise, you may join the meeting as a guest.

Q.	***What if I need technical assistance accessing the virtual-only meeting?***
A.	The virtual meeting platform is fully supported across browsers (Microsoft Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most updated version of applicable software and plugins. Beginning 15 minutes prior to the meeting start, technicians will be available to assist you with any technical difficulties you may have accessing the virtual meeting webcast. If you encounter any difficulties accessing the webcast, please call the technical support number that will be posted on the annual meeting website log-in page located at www.virtualshareholdermeeting.com/APG2025.

Q.	***How do I ask questions at the 2025 Annual Meeting?***
A.	Shareholders will have the ability to submit questions during the 2025 Annual Meeting via the meeting website at www.virtualshareholdermeeting.com/APG2025 by following the instructions available on the meeting page. Questions relevant to 2025 Annual Meeting matters will be answered during the meeting, subject to time constraints. To ensure that as many shareholders as possible are able to ask questions during the 2025 Annual Meeting, each shareholder will be permitted no more than two questions. Questions from multiple shareholders on the same topic or that are otherwise related may be grouped, summarized and answered together. If you join the meeting as a guest, you will not be able to ask questions. Responses to questions relevant to 2025 Annual Meeting matters that are not answered during the meeting will be posted on the Company’s Investor Relations webpage.

Q.	*How do I obtain electronic access to the proxy materials?*
A.	This proxy statement and our Annual Report are available to shareholders free of charge at http://materials.proxyvote.com/00187Y. If you are a beneficial owner or a participant in an employee benefit plan, you may be able to elect to receive future annual reports or proxy statements by email. For information regarding electronic delivery of proxy materials for shares held in “street name” or in an employee benefit plan, you should contact your broker or other nominee.

Q.	*What constitutes a quorum, and why is a quorum required?*
A.	State law requires that we have a quorum of shareholders present in person or by proxy for all items of business to be voted at the 2025 Annual Meeting. The presence at the 2025 Annual Meeting, in person or by proxy, of the holders of a majority in voting power of the shares of common stock and Series A Preferred Stock issued and outstanding and entitled to vote on the Record Date will constitute a quorum, permitting us to conduct the business of the 2025 Annual Meeting. Proxies received but marked as abstentions, if any, and broker non-votes (described below) will be included in the calculation of the number of shares considered to be present at the 2025 Annual Meeting for quorum purposes. If we do not have a quorum, then the person presiding over the 2025 Annual Meeting or the shareholders present at the 2025 Annual Meeting may, by a majority in voting power thereof, adjourn the meeting from time to time, as authorized by our bylaws, until a quorum is present.

Q.	*What am I voting on?*
A.	Those entitled to vote are asked to vote on the following three proposals. Our Board’s recommendation for each of these proposals is set forth below:

Proposal	Board Recommendation
1. To elect nine directors for a one-year term expiring at the 2026 Annual Meeting of Shareholders	FOR each Director Nominee
2. To ratify the appointment of KPMG LLP ("KPMG") as our independent registered public accounting firm for the 2025 fiscal year.	FOR
3. To approve, on an advisory basis, the compensation of our NEOs	FOR
4. To approve the amendment of our certificate of incorporation to increase the number of authorized shares of common stock.	FOR

We will also consider other proposals that properly come before the 2025 Annual Meeting in accordance with our bylaws.

Q.	*Is my vote confidential?*
A.	Yes. We encourage shareholder participation in corporate governance by ensuring the confidentiality of shareholder votes. We have designated Broadridge Financial Solutions, Inc. as inspector to receive and tabulate shareholder votes. Your vote on any particular proposal will be kept confidential and will not be disclosed to us or any of our officers or employees except (1) where disclosure is required by applicable law, (2) where disclosure of your vote is expressly requested by you or (3) where we conclude in good faith that a bona fide dispute exists as to the authenticity of one or more proxies, ballots or votes, or as to the accuracy of any tabulation of such proxies, ballots or votes. Aggregate vote totals will be disclosed to us from time to time and publicly announced following the 2025 Annual Meeting.

Q.	*What happens if additional matters are presented at the 2025 Annual Meeting?*
A.	Our bylaws provide that items of business may be brought before the 2025 Annual Meeting only (1) pursuant to the Notice of 2025 Annual Meeting (or any supplement thereto) included in this proxy statement, (2) by or at the direction of the Board, or (3) by a shareholder of the Company who was a shareholder at the time proper notice of such business is delivered to our Corporate Secretary, who is entitled to vote at the meeting and who complies with the notice procedures set forth in our bylaws. Other than the three items of business described in this proxy statement, we are not aware of any other business to be acted upon at the 2025 Annual Meeting as of the date of this proxy statement. If you grant a proxy, the persons named as proxy holders, Russell A. Becker, G. David Jackola and Louis B. Lambert, will have the discretion to vote your shares on any additional matters properly presented for a vote at the 2025 Annual Meeting in accordance with Delaware law and our bylaws.

Q. ***How many votes are needed to approve each proposal?***

A. The table below sets forth, for each proposal described in this proxy statement, the vote required for approval of the proposal, assuming a quorum is present:

Proposal	Vote Required
1. To elect nine directors for a one-year term expiring at the 2026 Annual Meeting of Shareholders	The majority of votes cast
2. To ratify the appointment of KPMG LLP ("KPMG") as our independent registered public accounting firm for the 2025 fiscal year.	The majority of votes cast
3. To approve, on an advisory basis, the compensation of our NEOs	The majority of votes cast
4. To approve the amendment of our certificate of incorporation to increase the number of authorized shares of common stock.	The majority of votes cast

Q.	***What if I am a registered holder and I return my proxy without making any selections?***
A.	If you are a registered holder and sign and return your proxy card or voting instruction form without making any selections, your shares will be voted "FOR" all director nominees and "FOR" proposals 2 and 3. If other matters properly come before the 2025 Annual Meeting, Russell A. Becker, G. David Jackola and Louis B. Lambert will have the authority to vote on those matters for you at their discretion. As of the date of this proxy statement, we are not aware of any matters that will come before the 2025 Annual Meeting other than those disclosed in this proxy statement.

Q.	***What if I am a beneficial owner and I do not give the broker or other nominee voting instructions?***
A.	If you are a beneficial owner and your shares are held in the name of a broker or other nominee, such nominee is bound by the rules of the NYSE regarding whether or not it can exercise discretionary voting power for any particular proposal if the broker has not received voting instructions from you. Brokers have the authority to vote shares for which their customers do not provide voting instructions on certain "routine" matters. A broker non-vote occurs when a broker or other nominee who holds shares for another does not vote on a particular item because the nominee does not have discretionary voting authority for that item and has not received voting instructions from the beneficial owner of the shares. Broker non-votes are included in the calculation of the number of votes considered to be present at the 2025 Annual Meeting for purposes of determining the presence of a quorum but are not considered a vote cast. The table below sets forth, for each proposal described in this proxy statement, whether a broker can exercise discretion and vote your shares absent your instructions and if not, the impact of such broker non-vote on the approval of the applicable proposal

Proposal	Can Brokers Vote Absent Instructions?	Impact of Broker Non-Vote
1. To elect nine directors for a one-year term expiring at the 2026 Annual Meeting of Shareholders	No	None
2. To ratify the appointment of KPMG LLP ("KPMG") as our independent registered public accounting firm for the 2025 fiscal year.	Yes	Not Applicable
3. To approve, on an advisory basis, the compensation of our NEOs	No	None
4. To approve the amendment of our certificate of incorporation to increase the number of authorized shares of common stock.	No	None

Q.	***What if I am a participant in an employee benefit plan and I do not give the nominee voting instructions?***
A.	If you are a participant in an employee benefit plan and you do not provide voting instructions (or your instructions are incomplete or unclear) as to one or more of the matters to be voted on, the unvoted shares in your account will be treated as follows: • The ESOP. The ESOP's trustee will vote shares in your account with respect to each applicable proposal in the same proportion for which the trustee received timely, complete and clear voting instructions. • The APi Group 401(k) & Profit Sharing Plan and APi Group Safe Harbor 401(k) & Profit Sharing Plan. The trustee will vote shares in your account with respect to each applicable proposal in the same proportion for which the trustee received timely, complete and clear voting instructions. • The Vipond Inc. Employees' Profit Sharing Plan. The intermediary will vote only those shares for which it received timely, complete and clear voting instructions. The intermediary will not vote unvoted shares in your account.

Q.	***What if I abstain on a proposal?***
A.	If you sign and return your proxy card or voting instruction form marked "Abstain" on any proposal, your shares will not be voted on that proposal. Marking "Abstain" with respect to any of the proposals described in this proxy statement will not have any impact on the approval of the applicable proposal.

Q.	***Can I change my vote or revoke my proxy after I have delivered my proxy card or voting instruction form?***
A.	Yes. If you are a registered holder, you may change your vote or revoke your proxy by (1) voting in person at the 2025 Annual Meeting, (2) delivering to the Corporate Secretary (at the address indicated below) a revocation of proxy or (3) executing a new proxy bearing a later date. Corporate Secretary APi Group Corporation 1100 Old Highway 8 NW New Brighton, MN 55112 United States If you are a beneficial owner, you must follow the instructions provided by your broker or other nominee to change your vote or revoke your proxy. If you are a participant in an employee benefit plan, you may change your vote or revoke your proxy by executing a new proxy bearing a later date, prior to the voting cutoff date for the applicable plan.

Q.	***If I am a registered holder or a beneficial owner and I plan to attend the 2025 Annual Meeting, should I still vote by proxy?***
A.	Yes. Casting your vote in advance does not affect your right to attend the 2025 Annual Meeting. If you vote in advance and also attend the 2025 Annual Meeting, you do not need to vote again at the 2025 Annual Meeting unless you want to change your vote. Please see the information above under "How do I vote?" for information on how to vote.

Q.	***Am I entitled to dissenter's rights?***
A.	No. Delaware General Corporation Law does not provide for dissenter's rights in connection with the matters being voted on at the 2025 Annual Meeting.

Q.	***Where can I find voting results of the 2025 Annual Meeting?***
A.	We will announce the voting results for the proposals at the 2025 Annual Meeting and publish final detailed voting results in a Form 8-K filed with the SEC within four business days after the 2025 Annual Meeting.

Q.	***Who should I call with other questions?***
A.	If you have any questions about this proxy statement or the 2025 Annual Meeting, or need assistance voting your shares, please contact our proxy solicitor, Morrow Sodali LLC at 1-800-662-5200.

APi Group Corporation

Reconciliations of GAAP to Non-GAAP Financial Measures
EBITDA and adjusted EBITDA (non-GAAP)

(Amounts in millions)
(Unaudited)

The Company supplements the reporting of its consolidated financial information with certain financial measures including adjusted EBITDA, a non-GAAP financial measure, which is defined as earnings before interest, taxes, depreciation and amortization, excluding the impact of certain non-cash and other specifically identified items, and including corporate costs and eliminations. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by net revenues. The Company believes these measures provide meaningful information and help investors understand the Company's financial results and assess its prospects for future performance. The Company uses adjusted EBITDA to evaluate its performance, both internally and as compared with its peers, because these measures exclude certain items that may not be indicative of the Company's core operating results.

		For the Year Ended December 31,		
		2024	2023	2022
Net income (as reported)		$ 250	$ 153	$ 73
Adjustments to reconcile net income to EBITDA:				
Interest expense, net		146	145	125
Income tax provision		80	79	20
Depreciation and amortization		302	303	304
EBITDA		$ 778	$ 680	$ 522
Adjustments to reconcile EBITDA to adjusted EBITDA:				
Contingent consideration and compensation	(a)	3	14	9
Non-service pension expense (benefit)	(b)	22	(12)	(42)
Inventory step-up	(c)	—	—	9
Business process transformation expenses	(d)	52	30	31
Acquisition related expenses	(e)	13	7	121
Loss on extinguishment of debt, net	(f)	1	7	(5)
Restructuring program related costs	(g)	32	46	30
Other	(h)	(8)	10	(2)
Adjusted EBITDA		$ 893	$ 782	$ 673
Net revenues		$ 7,018	$ 6,928	$ 6,558
Adjusted EBITDA as a % of net revenues		12.7%	11.3%	10.3%

2022-2024 PSU Reconciliation				
Adjusted EBITDA		$ 893	$ 782	$ 673
Constant Currency Adjustment	(i)	25	23	21
2022-2024 PSU Adjusted EBITDA		$ 918	$ 805	$ 694

2024 Short-Term Incentive Reconciliation			
Adjusted EBITDA		$	893
Acquisition & Divestiture Adjustment	(j)	$	(24)
Constant Currency Adjustment	(k)		3
2024 Incentive Adjusted EBITDA		$	872

Notes:

(a) Adjustment to reflect the elimination of the expense attributable to deferred consideration to prior owners of acquired businesses not expected to continue or recur.

(b) Adjustment to reflect the elimination of non-service pension expense (benefit), which consists of interest cost, expected return on plan assets and amortization of actuarial gains/losses of the pension programs assumed as part of the Chubb acquisition.

(c) Adjustment to reflect the elimination of costs related to the fair value step-up of acquired inventory.

(d) Adjustment to reflect the elimination of expenses associated with the integration and reorganization of newly acquired businesses and non-operational costs related to business process transformation, including system and process development costs and implementation of processes and compliance programs related to the Sarbanes-Oxley Act of 2002.

(e) Adjustment to reflect the elimination of transaction costs related to potential and completed acquisitions and expenses associated with the transition of newly acquired businesses from prior ownership into APi Group.

(f) Adjustment to reflect the elimination of (gain) loss on extinguishment of debt resulting from early repayments and repurchases of long-term debt.

(g) Adjustment to reflect the elimination of expenses associated with restructuring programs and related costs.

(h) Adjustment includes various miscellaneous non-recurring items, such as eliminations of changes in fair value estimates to acquired liabilities and impairment recorded on assets held-for-sale.

(i) Adjustment to exclude the impacts of fluctuations in foreign currency translation over the three-year performance period. When the Compensation Committee established the 2022-2024 PSU program design it was decided that for purposes of determining PSU results the adjusted EBITDA should be calculated at constant currency to show financial results without giving effect to currency fluctuations. This constant currency adjustment was calculated utilizing year-end results translated into US dollars at the 2022 management exchange rates.

(j) Adjustment for significant acquisitions and divestitures during the year, which was pre-approved as an adjustment by the Compensation Committee.

(k) Adjustment to exclude the impact of fluctuations in foreign currency translation for the year. When the Compensation Committee established the 2024 STI program design it was decided that for purposes of determining STI results the adjusted EBITDA should be calculated at constant currency to show financial results without giving effect to currency fluctuations. This constant currency adjustment was calculated utilizing year-end results translated into US dollars at the 2024 management exchange rates.

**CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION OF
API GROUP CORPORATION**

APi Group Corporation, a Delaware corporation (the "Corporation"), does hereby certify that:

FIRST: The certificate of incorporation of the Corporation is hereby amended by deleting Article FOURTH, Part A, Section 1 in its entirety and inserting the following in lieu thereof:

"Capital Stock. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is One Billion Seven Million (1,007,000,000) shares, divided into: (i) One Billion (1,000,000,000) shares, par value $0.0001 per share, of common stock (the "**Common Stock**"); and (ii) Seven Million (7,000,000) shares, par value $0.0001 per share, of preferred stock (the "**Preferred Stock**"), of which Four Million (4,000,000) shares are designated as "**Series A Preferred Stock**" (the "**Series A Preferred Stock**")."

SECOND: The amendment set forth in this Certificate of Amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer on ________ __, 2025.

By: ____________________________
Name: Louis Lambert
Title: Senior Vice President, General Counsel and Secretary

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APi National Service Group

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International Fire Protection Inc.

Pasco

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Security Fire

SK FireSafety Group

Texas Sprinkler

USA Fire Protection

Viking Fire Protection Group

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Western States Fire Protection Co. — Protecting Lives and Property

Specialty Services

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Classic Industrial Services

Grunau

ICS

Creamer — J. Fletcher Creamer & Son, Inc.

Jamar

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LeJeune Steel Company

MMC

Mid-Ohio Pipeline

MP

NAC — Mechanical • Electrical • Fabrication Building Technology • 24 Hour Service

Summit Pipeline Services

Tenet

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UPI United Piping Inc.

APi GROUP

Building Great Leaders®

1100 Old Highway 8 NW, New Brighton, MN 55112

www.apigroup.com | NYSE: **APG**